ARIS
P.E.
12-31-02
1-5571
APR 28 2003





PROCESSED
APR 29 2003
THOMSON
FINANCIAL

RadioShack Corporation 2002 Annual Report



MORE FUN...

Statements made in this annual report, which are forward-looking statements, involve risks and uncertainties about the financial condition and prospects of RadioShack Corporation. For more information, please see page 22, *Factors That May Affect Future Results.*












MORE INNOVATION...

















MORE CUSTOMER-FOCUSED...

Our Vision: To become the most powerful one-stop shop to connect people to the wonders of modern technology.

Our Strategy: To dominate cost-effective solutions to meet everyone's routine electronics needs and families' distinct electronics wants.



MORE OPPORTUNITIES...

We continue
to align our operations
with our **strategy**.

When our company entered 2002, we were squarely focused on selling more profitably by leaning into the more profitable portions of our business: wireless, accessories and batteries. We drove higher sales and gross profit in these categories, which made up approximately 55% of our business at year-end. Still, 2002 was a year of poor overall financial results because RadioShack failed to execute across all its businesses.

Sales were $4.58 billion in 2002, four percent lower than in 2001. Adjusted for unusual items, net income was $258 million or $1.42 per share last year, compared to $292 million or $1.51 per share in 2001[1]. Operating margin was 9.7% in 2002 versus 10.6% the prior year[1].

The 2002 underperformance can be attributed primarily to two product categories: Direct-to-home satellite television and desktop computers. Combined, the two categories generated approximately $375 million less in sales and $80 million less in gross profit compared to 2001. Beginning in March 2002, we were no longer able to sell DIRECTV in our entire base of dealer/franchise stores plus approximately 1,000 company stores due to the collapse of a compensation model between RadioShack and the rights-owners of the DIRECTV signal (the National Rural Telecommunications Cooperative). As for desktop computers, RadioShack

de-emphasized the category along with monitors in favor of portable computing, digital imaging, and computer accessories. Although the shift in our computer department strategy led to strong results in the fourth quarter and a favorable market position today, the falloff in high-ticket desktop computer units caused a material slump in sales for the year.

While I am extremely disappointed that we failed to deliver on our 2002 financial expectations, I am pleased to report that we succeeded in delivering on the merchandise and store operations areas of opportunity that I outlined for you in last year's letter to shareholders. In that letter I wrote that in 2002 RadioShack would carry more innovative products, offer a greater selection of accessories, and bring high-speed connectivity to our stores to improve customer service.

INNOVATIVE PRODUCTS

RadioShack generated tens-of-millions of dollars in incremental sales in a number of product categories because we sold significantly more innovative products in 2002 versus the prior year.

The introduction in August of next generation wireless handsets, known as 3G, was received well by customers. RadioShack carries the latest handsets for Sprint PCS and Verizon Wireless service with innovative designs and all the latest features.

We improved our home networking offering substantially in 2002, adding nearly three times the number of products versus the prior year. Products related to wireless data networking such as routers and PC cards from Linksys and Microsoft were among the many products embraced by customers. In 2003, RadioShack intends to invest much more in home networking and in the training required to better serve our customers. As with other "mystifying" digital products and services, customers come in with questions... and our associates come through with answers.

(1) Reported net income was $263.4 million and $166.7 million for the years ended December 31, 2002 and 2001, respectively. Reported diluted earnings per share were $1.45 and $0.85 for the years ended December 31, 2002 and 2001, respectively. Reported operating margin was 9.3% and 7.5% for the years ended December 31, 2002 and 2001, respectively. We believe that adjusting our net income, diluted earnings per share and operating margin for the unusual items shown below provides a better indication of current and future trends in our day-to-day operations. The following is a reconciliation of these amounts:

(Dollars in millions, except per share amounts)	Year Ended December 31, 2002			2001		
	Net Income (net of tax)	Diluted EPS (net of tax)	Pre-tax Operating Margin	Net Income (net of tax)	Diluted EPS (net of tax)	Pre-tax Operating Margin
As reported	$ 263.4	$ 1.45	9.3%	$ 166.7	$ 0.85	7.5%
Operating income adjustments for unusual items:						
Write-down of non-strategic inventory	0.0	0.00	0.0	16.2	0.09	0.5
California lawsuit settlement	18.0	0.10	0.6	0.0	0.00	0.0
Store closing costs	0.0	0.00	0.0	4.7	0.02	0.2
Employee separation and other costs	0.0	0.00	0.0	11.4	0.06	0.4
Loss on sale of assets	0.0	0.00	0.0	35.5	0.19	1.2
Impairment of long-lived assets	5.0	0.03	0.2	38.7	0.20	0.8
Gain on contract termination	(11.4)	(0.06)	(0.4)	0.0	0.00	0.0
Operating income adjustments for unusual items	11.6	0.07	0.4	106.5	0.56	3.1
			9.7%			10.6%
Non-operating income adjustments for unusual items:						
Provision for loss on Internet-related investment	0.0	0.00		18.6	0.10	
Other income	(17.2)	(0.10)		0.0	0.00	
Non-operating income adjustments for unusual items	(17.2)	(0.10)		18.6	0.10	
Adjusted for unusual items	$ 257.8	$ 1.42		$ 291.8	$ 1.51	

We added new life to our toys and personal electronics categories led by the introduction of ZipZaps™ branded micro radio controlled cars and the Environizer branded home electronic air purifier. These products were home runs in 2002. And, they represent just the tip of the iceberg of RadioShack's broader foray into the micro RC and wellness categories in 2003.

GREATER SELECTION OF ACCESSORIES

In 2002, RadioShack sold hundreds more accessories and batteries for digital end-products than in 2001. This is despite the fact that we actually do not carry many of the end-products in our stores. For example, we now sell camcorder batteries, digital camera batteries, inkjet cartridges and personal digital assistant accessories for leading brands such as Sony, Sharp, Nikon, Kodak, Canon, Epson, Handspring and more.

RadioShack has long been given credit by consumers as a destination for accessories and batteries. In 2002, we fortified that perception by improving our product lineup. We will further build upon this franchise in 2003.

CONSUMER BENEFITS OF HIGH-SPEED CONNECTIVITY FOR OUR STORES

RadioShack deployed high-speed connectivity to its base of over 5,000 company stores in 2002. The service, though not for sale to customers, directly benefits customers by making several processes in the store much faster. These processes include wireless handset activation, product availability lookup, product returns, and more.

Speeding up our in-store processes makes for faster transactions and a better customer shopping experience.

STRATEGY

A better customer shopping experience can only come from having insight about your customers. In 2002, we embarked upon some intensive in-depth customer analysis which (among other things) revealed four important insights about the way the buying public thinks about the consumer electronics marketplace and RadioShack. Our strategy, **"To dominate cost-effective solutions to meet everyone's routine electronics needs and families' distinct electronics wants,"** is based upon these four critical consumer insights.

> **Many customers are confused about certain electronics categories and are not sure what they need to solve their problems. These customers will value someone who can customize solutions in a cost-effective manner and will remain loyal to that provider.**

This is the insight that I associated with RadioShack back in early 1993, resulting in the immediate repositioning of RadioShack as a retail services concept reflected best in our then-new brand position... "You've Got Questions. We've Got Answers." Delivering service solutions in a cost-effective manner is critical for our success going forward.

> **Customers have many simple electronics needs (accessories, batteries, and other enabling devices) they want fulfilled in a simple, easy manner, where convenience, selection, quality, simplicity, answers, and fair price, matter.**

This speaks to the routine, everyday electronics needs that people have, and they trust RadioShack to satisfy them because we have the assets in place to serve them: 30,000 knowledgeable associates, a vast distribution system with 7,200 locations, brand names, and the products and services that satisfy these needs.

Customers want unique electronic products that allow them to project their individual personality, experience more fun or enjoyment, or solve problems in their lives.

Introducing new and innovative products is a mission-critical element of our strategy. As noted earlier, we became more innovative and more relevant to the consumer with our product offerings in 2002. We will extend this progress into 2003.

From a financial perspective, all customer segments are not of the same value.

Based upon our research, we believe there are three major customer segments that offer an opportunity for higher profit potential for RadioShack and thus will get a larger than normal percentage of our attention from now on:

- Suburban families with kids, especially teenagers, are convenience-driven, research products heavily, and are driven by emerging products;
- Urban dwellers, with pre-teen kids who follow trends closely, and tend to be more ethnically diverse; and
- Small-town, rural residents, late boomers with time to spend on their kids, and who spend a lot of time at home or in town with friends.

THE OUTLOOK

Our focus on these families' distinct electronics wants and everyone's routine electronics needs should help solidify RadioShack's already sound business model. We expect annual earnings per share growth to be 13% to 15%. That EPS growth is predicated upon:

- Modest, realistic, and conservative sales growth of 2% to 3%;
- Gross margin improvement of 70 to 80 basis points primarily from supply chain initiatives;
- Selling, general and administrative (SG&A) expense growth of 1% to 2%; and
- Share buybacks of $200 million to $250 million.

Sales from our anchor (or core) departments of wireless, accessories and batteries are expected to grow about 4% to 6%, while other departments are expected to grow approximately 1%. We will continue to source strong brands of relevant products and be quicker to market and right-priced with them. Our more contemporary, retrofitted store environment which we rolled out to all stores in 2002 will also help drive sales. Early indicators find that the improved product adjacencies and better signage and displays lead to a store environment which is easier for our customers to shop in, and easier for our associates to sell in.

Our projected gross margin rate gain implies RadioShack will reap benefits of the supply chain initiatives deployed late in 2002 and early 2003. We are getting better pricing and terms from vendors in a number of ways: cost reductions, coordinating and leveraging our own ordering better across our merchandising organization; consolidating vendors; plus many more activities. Also under

the supply chain banner, we expect to benefit from our price optimization initiatives. We will deploy new DemandTec software and extend a successful 2002 test to many more markets in an effort to become right-priced in everything we sell. Collectively, we expect to see about $40 million to $50 million in gross profit improvement in 2003 from supply chain initiatives.

Our organization demonstrated commendable expense discipline in 2002. Selling, General and Administrative expense (in dollars) was flat versus 2001. I fully expect that this discipline will continue in 2003 in order to hold SG&A expense growth to around 1% to 2%.

RadioShack continues to maintain a sound cash position. We ended 2002 with $447 million in cash and short-term investments on our balance sheet and generated $375 million of free cash flow(2). We are committed to maintaining ample liquidity and a healthy capital structure that best positions us for long-term growth and as protection against a continued downturn in the economy.

WE GO FORWARD A STRONG, SOUND ENTERPRISE

I'm proud that our RadioShack team made significant progress in building a stronger retail organization during a difficult year. I'm also proud to announce that we have strengthened our board of directors with three new members.

Robert S. Falcone brings financial expertise in consumer products companies, specifically consumer electronics, to RadioShack.

Daniel R. Feehan, President and CEO of Cash America International, Inc., comes to us with an extensive background in financial management.

H. Eugene Lockhart has held top leadership positions at a number of consumer-focused companies and possesses strong financial and strategic management expertise.

A few of the visionary individuals who helped guide this

(2) Cash flow from operations in 2002 was $521.6 million. The following is a reconciliation of free cash flow to cash flow from operations in 2002. We believe that free cash flow is an appropriate indication of the company's ability to fund share repurchases, repay maturing debt, change dividend payments or fund other uses of capital that management believes will enhance shareholder value.

(In millions)	Year Ended December 31, *2002*
Cash flows from operating activities	$ 521.6
Less:	
Additions to property, plant and equipment	106.8
Dividends paid	39.8
Free cash flow	$ 375.0

LEADERSHIP COUNCIL



Mark Hill
Senior Vice President, Corporate Secretary and General Counsel

Laura Moore
Senior Vice President and Chief Communications Officer

Leonard Roberts
Chairman and Chief Executive Officer

Lou Provost
Executive Division Vice President, Channel Management

Michael Kowal
Senior Division Vice President, Operational Effectiveness

Michael Newman
Senior Vice President and Chief Financial Officer

Francesca Spinelli
Senior Vice President, People

Andy Zeinfeld
Senior Division Vice President, Real Estate

company to years of success as members of the board of directors will be retiring from their positions in May.

Alfred J. Stein has served on the RadioShack board since 1981. Al has been a leader on our board in embracing change and in challenging our team to carve a strategy that will guide us into the future. His contribution will be missed.

William E. Tucker has served on the RadioShack board since 1985. Bill has been a voice of reason and compassion as he implored all of us to reach out into the community and beyond to make a difference in the lives of those we serve. He has been a great personal blessing to me and I have highly valued the wise counsel he has given me.

Lewis F. Kornfeld, Jr. is leaving our board after an amazing 55 years with RadioShack. Having served in numerous positions throughout his career, including President and Vice Chairman, Lew's first-hand experience in every facet of the business has proved invaluable. We are indebted to him for his insight and wisdom, but most of all for his passion for the American icon he helped build, RadioShack.

You have my whole-hearted commitment that I will do everything in my power with the utmost in ethics to return growing profitability to your company for the long term. Together with 37,000 of the most capable team members in retail today, we will execute our strategy and thereby fulfill our vision to be the most powerful one-stop shop to connect people (through products and services) with the wonders of modern technology.

Sincerely,



Leonard H. Roberts

Chairman and Chief Executive Officer



ick Borinstein *Senior Division Vice President, Strategic Services*

Jim McDonald *Senior Division Vice President, Brand Management*

Arvin Goldberg *Senior Division Vice President, Strategic Business Units*

Roger McInnis *Senior Division Vice President, North American Manufacturing and Logistics*

David Johnson *Senior Vice President and Controller*

Evelyn Follit *Senior Vice President, Organizational Enabling Services and Chief Information Officer*

David Edmondson *President and Chief Operating Officer*

Edmond Chan *Senior Division Vice President, Far East Operations*

Our new store layout *makes* shopping... and selling... faster and **easier**.

A new drawer system – which organizes small parts and frees some 12-linear feet of display space – is in use in over 5,000 stores nationwide. This system is also a component in our Best-to-Shop store design, which features softer lighting, a redesigned traffic flow and a wall system that can accommodate changes in color schemes in a matter of hours. Currently being tested in Tucson, Arizona and Jacksonville, Florida, Best-to-Shop will roll out to over 200 more stores in 2003.



Last year, RadioShack completed RetroFest, the largest store redesign in its history. The goal was to deliver a more convenient and pleasing shopping experience. One of the keys is improved product placement. As an example, accessories were once a product display unto themselves. Now, accessories are displayed next to their associated end-products. This makes for quick self-shopping, and makes it easier for sales associates to bundle complete solutions. The sale of a digital camera, for example, becomes a digital imaging solution consisting of a camera, added memory, multi-port PC hub and photo-quality printer paper.

Besides making shopping and selling quicker and easier, consolidating displays frees space for more new products. Stores are now able to display wellness products and other new and emerging categories. Space is also being devoted to a broader line of accessories, including accessories for end-products not even offered in our stores.

A freshened store appearance and a more organized layout were achieved at low cost, primarily by utilizing existing fixtures. A monumental task, the project was completed in a matter of months thanks to committed and multi-talented store teams.

And at the end of last year, we even ended a long tradition of asking for names and addresses at checkout. Our customers told us this practice was time consuming and annoying. We listened and we responded, and we'll continue to do everything in our power to make our stores easier and more pleasant to shop in.







MORE CONVENIENCE...


MORE SOLUTIONS...

We're doing more to *accessorize* the entire consumer electronics industry.

Home networking products are rapidly gaining popularity since they allow several computers to share the same broadband Internet connection, the same printer and even the same files. Our well-trained sales teams can help customers choose from wired and wireless options from the best names in the industry.



Research proves that RadioShack is trusted to have the answers, a responsibility we don't take lightly. That's why we don't just sell products, we sell solutions. As the largest retailer of wireless phones, for example, we're able to complete the sale with chargers, faceplates and other accessories that help customers get the most from their purchase.

This solutions approach can be found throughout our stores. We recommend our state-of-the-art AV cables with gold connectors, for example, to deliver the highest-quality audio and video reproduction from our home theater systems – or *any* AV system.

Our goal is to live up to our reputation as the place to go for the best in accessories by broadening our line. Every month, we're stocking more accessories... for end-products we sell and for end-products we don't sell. For example, we don't regularly stock video game systems, but we are expanding our line of video game controllers, memory cards and adapters to drive families with gaming enthusiasts of all ages into our stores.

Replacement inkjet cartridges are another big opportunity we're aiming to seize. RadioShack is a convenient, neighborhood source for cartridges designed for use in Hewlett-Packard, Canon, Epson and many other printers.

Our solutions approach extends beyond the sale as well. We repair most brands of major electronics and all brands of VCRs... guaranteed.

We're optimizing our distribution and **inventory systems** to deliver *more* cost-effective solutions.



A new merchandise replenishment system is driving improved forecast effectiveness with our vendors. Collaborative efforts with our vendors are also helping to improve our cash flow by reducing inventory levels in our distribution centers. At the same time, we're helping ensure that we have the right products... in the right stores... for our customers.

RadioShack's increased focus on supply chain management delivers a positive impact on our gross margin rate and in our service to our customers.

RadioShack is also looking to reduce total lead times and improve on-time deliveries for giftables and fashionable trendy items. In this way, we will be better positioned to fulfill families' distinct electronics wants. And to keep our product offering contemporary, we've established new procedures to reduce product development cycle times and introduce products to market sooner. Improved end-of-life product planning also allows for rapid replacements of the newest merchandise.

A new transportation and logistics management system is benefiting our logistics processes and improving delivery efficiencies from vendors to our customers. Enhanced merchandise planning and inventory management should improve working capital by carrying fewer weeks of supply while maintaining our in-stock positions. At the same time, we're improving alignment of our merchandise and inventory planning with our advertising and marketing to ensure sufficient inventories of promotional items.

Price optimization in selected markets has proved successful in making sure we offer the right market price. This initiative is financially promising and will expand into more markets this year.



MORE EFFICIENCY...

A virtual *network* now connects over 5,000 stores from **coast** to **coast.**

High-speed broadband moves RadioShack's legendary customer service into the digital age. Sales associates can access detailed information, including owner's manuals and product updates, on thousands of items. In-store activation of wireless handsets is yet another time-saving customer convenience... and more applications are on the horizon.



The American consumer trusts RadioShack to have all the answers, and we want to deliver. With increasingly complex digital technologies, knowledge of how to make it all work becomes a competitive advantage. RadioShack's sales teams rely on Answers Online – high-speed broadband connectivity – for the latest information on our products and services.

To make sure that we solve everyone's routine electronics needs and families' distinct electronics wants, Answers Online can also be used to instantly locate products at other area RadioShack stores. Product details can be consulted to ensure that the right plugs, jacks and adapters will make the right connections. And wireless phones can be activated right in the stores in less than half the time required before Answers Online.

Training has also moved online, so that sales associates can become more knowledgeable in specific product categories. Store managers and district sales managers can track daily sales and profit data, track inventory and place orders online. Just as high-speed connectivity helps serve our customers better, it helps manage our business smarter.


MORE KNOW-HOW...



MORE RELEVANCE...

Along with Sprint PCS and Verizon Wireless service, Hewlett-Packard computers, and RCA home entertainment, RadioShack offers satellite TV from Dish Network and DIRECTV, PDAs by Palm and Sony, and MP3 players by iRock. Our stores are brimming with the well-known and respected brands people want, like Aiwa, Panasonic, Casio, Fuji, Honeywell, Motorola, Nokia, Samsung, and the hottest name on four wheels, ZipZaps micro RC cars... a RadioShack exclusive.

RadioShack at *a glance*



STORE LOCATIONS
not illustrated:

ALASKA	**24**
GUAM	**1**
HAWAII	**25**
PUERTO RICO	**44**
VIRGIN ISLANDS	**3**

CHANNEL PREEMINENCE

RadioShack's geographic distribution channel is one of our core strengths, unmatched by any other electronics retailer and only a few chains in any category.

DOMINANT MARKETING AREAS	**STORES AND DEALERS**
1. New York	378
2. Los Angeles	313
3. Chicago	184
4. Philadelphia	176
5. Dallas-Fort Worth	159
6. Washington, DC	140
7. San Francisco, Oakland, San Jose	139
8. Boston	135
9. Houston	121
10. Atlanta	117
11. Denver	110
12. Cleveland	103
13. Minneapolis-St. Paul	103
14. Seattle-Tacoma	103
15. Phoenix	97
16. Detroit	85
17. Miami, Fort Lauderdale	85
18. Pittsburgh	83
19. Tampa, St.Petersburg	83
20. Sacramento, Stockton, Modesto	78
21. St. Louis	74
22. Orlando, Daytona Beach, Melbourne	69
23. Indianapolis	66
24. Portland	66
25. Salt Lake City	66
26. Hartford, New Haven	60
27. Nashville	57
28. Albuquerque, Santa Fe	56
29. Kansas City	56
30. Charlotte	54
31. Greenville, Spartanburg, Asheville	54
32. Raleigh, Durham	54
33. Cincinnati	53
34. San Antonio	53
35. San Diego	53
36. Baltimore	52
37. Norfolk, Portsmouth, Newport News	51
38. Columbus	50
39. Little Rock, Pine Bluff	49
40. Buffalo	49
TOTAL	**3,934**



BASED ON 2002 SALES

RADIOSHACK CORPORATION

Company-Owned Stores: **5,161**

Dealer/franchise Stores: **2,052**

Other:

SERVICE & SUPPORT
47 centers

INSTALLATION SERVICES
47 field offices

MANUFACTURING
7 facilities in U.S.A., 1 in China

INTERNATIONAL PROCUREMENT
Offices in the U.S.A. and Far East

In Tribute to 55 Years of Strong Leadership

Lewis F. Kornfeld, Jr.



In 1948, Radio Shack was a retail, industrial and mail-order business with just one store in Boston, MA. That year, a Marine Corps officer named Lewis Kornfeld signed on as advertising manager, beginning an odyssey that would add merchandising, manufacturing and management to his resume. He was a co-founder of our international sourcing division, once known as A&A Japan. Our wire and cable factory testifies to his successful involvement in manufacturing; and our Enercell batteries and famed Weatheradio are among the many products and brands owing their start to Lew. While president (1970-81), he fathered the world's first mass-marketed PC, the TRS-80. Longtime RadioShack customers and managers still remember him for his provocative Flyer-Side Chat column, published monthly in sales fliers. A board member since 1975, to date Lew has authored six books, including one on advertising and marketing and three novels. We wish him well in retirement and look forward to hearing from him as he continues to write, travel, play tennis and golf. Indeed, a career in full!

Board of *Directors*



Leonard H. Roberts
Chairman and CEO
RadioShack Corporation
Fort Worth, Texas
Chair of Executive Committee



Frank J. Belatti
Chairman and CEO
AFC Enterprises, Inc.
Atlanta, Georgia
Member of Audit and Compliance Committee
Member of Management Development and Compensation Committee



Ronald E. Elmquist
President and CEO
SubmitOrder, Inc.
Lewis Center, Ohio
Member of Audit and Compliance Committee
Member of Management Development and Compensation Committee



Robert S. Falcone
Executive Vice President and CFO
BearingPoint, Inc.
McLean, Virginia



Daniel R. Feehan
President and CEO
Cash America International, Inc.
Fort Worth, Texas



Richard J. Hernandez
President
McKesson Corporate Solutions
Alpharetta, Georgia
Member of Audit and Compliance Committee



Lawrence V. Jackson
Senior VP of Supply Operations
Safeway, Inc.
Pleasanton, California
Member of Audit and Compliance Committee
Member of Management Development and Compensation Committee



Robert J. Kamerschen
Retired Chairman and CEO
ADVO, Inc.
Consultant and private investor
New Canaan, Connecticut
Member of Executive Committee
Chair of Management Development and Compensation Committee



Lewis F. Kornfeld, Jr.
Retired Vice Chairman
RadioShack Corporation
Fort Worth, Texas
Member of Corporate Governance Committee



Eugene H. Lockhart
Partner
Oak Investment Partners
Westport, Connecticut



Jack L. Messman
Chairman and CEO
Novell, Inc.
Cambridge, Massachusetts
Member of Executive Committee
Member of Management Development and Compensation Committee



William G. Morton, Jr.
Chairman Emeritus
Boston Stock Exchange, Inc.
Boston, Massachusetts
Member of Corporate Governance Committee



Thomas G. Plaskett
Managing Director
Fox Run Capital Associates
Irving, Texas
Member of Audit and Compliance Committee
Chair of Corporate Governance Committee
Member of Executive Committee



Alfred J. Stein
Consultant for start-up companies in the high-tech industry
Los Altos, California
Member of Corporate Governance Committee



William E. Tucker
Chancellor Emeritus
Texas Christian University
Fort Worth, Texas
Member of Corporate Governance Committee
Member of Management Development and Compensation Committee



Edwina D. Woodbury
President and CEO
The Chapel Hill Press, Inc.
Chapel Hill, North Carolina
Chair of Audit and Compliance Committee
Member of Executive Committee

2002
Financial *review*

CONTENTS

22 Management's Discussion and Analysis of Financial Condition and Results of Operations

36 Report of Independent Accountants

37 Consolidated Statements of Income

38 Consolidated Balance Sheets

39 Consolidated Statements of Cash Flows

40 Consolidated Statements of Stockholders' Equity

41 Notes to Consolidated Financial Statements

56 Selected Financial Data

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

Factors That May Affect Future Results

Matters discussed in MD&A and in other parts of this document include forward-looking statements within the meaning of the federal securities laws. This includes statements concerning management's plans and objectives relating to our operations or economic performance and related assumptions. Forward-looking statements are made based on management's current expectations and beliefs concerning future events and, therefore, involve a number of risks and uncertainties. Management cautions that forward-looking statements are not guarantees and actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause our actual results of operations or financial condition to differ include, but are not necessarily limited, to the following factors.

GENERAL BUSINESS FACTORS

- Changes in the national or regional U.S. economic conditions, including, but not limited to, recessionary trends, level of the equity markets, consumer credit availability, interest rates, inflation, consumers' disposable income and spending levels, job security and unemployment, and overall consumer confidence;
- continuing terrorist activities in the U.S., as well as the international war on terrorism;
- the disruption of international, national or regional transportation systems;
- changes in the amount and degree of promotional intensity exerted by current competitors and potential new competition from both retail stores and alternative methods or channels of distribution, such as e-commerce, telephone shopping services and mail order;
- the lack of availability or access to sources of inventory;
- changes in the financial markets that would reduce or eliminate access to longer term capital or short-term credit availability;
- the inability to attract, retain and grow an effective management team in a dynamic environment or changes in the cost or availability of a suitable work force to manage and support our service-driven operating strategies;
- the imposition of new restrictions or regulations regarding the sale of products and/or services we sell or changes in tax rules and regulations applicable to us;
- the occurrence of severe weather events or natural disasters, which could destroy outlets or prohibit consumers from traveling to our retail locations, especially during the peak winter holiday season;

RADIOSHACK SPECIFIC FACTORS

- the failure to differentiate ourselves as an electronics specialty retailer in the U.S. marketplace;
- the inability to successfully execute our solutions strategy to dominate cost-effective solutions to meet everyone's routine electronics needs and families' distinct electronics wants;
- the inability to successfully execute our strategic initiatives, including our Anchor, Participatory and Opportunistic ("APOS") business model and emerging sales channels strategies, as well as new business arrangements which may be formed with other retailers, distributors and third-party service providers;
- the inability to maintain profitable contracts or execute business plans with providers of third-party branded products and with service providers relating to cellular and PCS telephones and direct-to-home ("DTH") satellite programming;
- the presence or absence of new services or products and product features in the merchandise categories we sell and unexpected changes in our actual merchandise sales mix;
- the inability to collect the level of anticipated residual income, subscriber acquisition fees and rebates for products and third-party services offered by us;
- the inability to successfully maintain our business arrangements, including those with Compaq, DIRECTV, DISH Network, Thomson/RCA, Sprint, and Verizon Wireless;
- contingent lease obligations relating to our discontinued retail operations arising from a sub-lessee's failure to fulfill its lease commitments; or
- the inability to establish and implement our internal and external supply chain initiatives.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires us to make estimates that affect the reported values of assets, liabilities, revenues and expenses. Our estimates are based on historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for our conclusions. We continually evaluate the information used to make these estimates as our business and the economic environment changes. The use of estimates is pervasive throughout our financial statements, but the accounting policies and estimates we consider most critical are as follows:

Revenue Recognition: Our revenue is derived principally from the sale of private label and third-party branded products and services to con-

sumers. Revenue is recognized, net of an estimate for customer refunds and product returns, when delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. Certain products, such as wireless phones and satellite systems, require the customer to use the services of a third-party service provider. In most cases, the third-party service provider will pay us a fee or commission for obtaining a new customer, as well as a monthly recurring residual amount based upon the ongoing arrangement between the service provider and the customer. Fee or commission revenue, net of estimated service disconnects, is generally recognized at the time the customer is accepted as a subscriber of a third-party service provider. Residual income is recognized as earned under the terms of each contract with the service provider, which is typically as the service provider bills its customer. Different revenues would have been recorded if we had made different assumptions or evaluations. Material differences could result in the amount and timing of our revenue for any period if actual returns, sales, fee or commission revenue adjustments exceed our estimates.

Additionally, our retail operations offer repair service (i.e., non-warranty) contracts on products sold. These contracts generally provide extended service coverage for periods ranging from 12 to 60 months. We offer these contracts in all but three states on behalf of an unrelated third-party obligor. We are not considered the primary obligor on these contracts. In these circumstances, our share of commission revenue is recognized as income at the time the contract is sold. For the contracts offered in the three states where we are the primary obligor, revenues from the sale of these contracts are recognized ratably over the term of the contracts. Costs directly related to the sale of such contracts are deferred and charged to cost of products sold proportionately as the revenues are recognized. A loss is recognized on extended service contracts if the sum of the expected costs of providing services pursuant to the contracts exceeds the related unearned revenue.

Receivables: We record receivables based on the amount of revenue recognized as described above. Our receivables are primarily comprised of amounts due from certain vendors, third-party service providers, dealer/franchisees and commercial customers. The carrying amount of the receivables is continually evaluated based on the likelihood of collection. An allowance for doubtful accounts is established for estimated losses resulting from the inability of our vendors, third-party service providers and customers to make their required payments. Factors such as these parties' creditworthiness, payment terms, historical results and economic conditions are considered when making these decisions. The actual collection of receivables could be different from our recorded value. If any of these parties' creditworthiness deteriorates beyond our expectations, or if any of their actual defaults exceed our historical experience, material charges could be required to our selling, general and administrative expenses.

Inventory: Inventory is our largest asset class. Our inventory is primarily comprised of finished goods and is recorded at the lower of cost or market using the average cost method. We make estimates regarding the carrying value of our inventory on an item-by-item basis. If the amount we expect to receive from the sale of the inventory is less than its cost, we write down the cost of the inventory to its estimated realizable value based on assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, or if unexpected changes in technology affect demand for certain products, we could be exposed to losses in excess of our established reserves.

Accrued Expenses: The amount of liability we record for claims related to self insurance, warranty and pending litigation requires us to make judgments about the amount of expenses that will ultimately be incurred. We use our past history and experience, as well as other specific circumstances surrounding these claims, in evaluating the amount of liability that we should record. Actual results may be materially different from these estimates. As additional information becomes available, we assess the potential liability related to our various claims and revise our estimates as appropriate. Such revisions could materially impact our results of operations and financial position.

Income Taxes: We are subject to income taxes in many jurisdictions, including the U.S., states and localities, and abroad. We must first determine which revenues and expenses should be included in each taxing jurisdiction. This process involves the estimation of our actual current tax exposure, together with the assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences in the timing of deductions result in deferred tax assets and liabilities that are recorded on our balance sheet. If different judgments had been used, our tax liability could have been materially different. If we prevail in matters for which accruals have been established or are required to settle matters in excess of established accruals, our effective tax rate for a particular period could be materially affected. Furthermore, if our actual results differ from estimated results or if we adjust our estimates in the future such that we would not expect to realize all or part of our net deferred tax assets, we may need to establish a valuation allowance against our deferred tax assets, also potentially impacting our effective tax rate.

Retail Outlets

The table below shows our retail locations broken down between company and dealer/franchise outlets. While the dealer outlets represent approximately 28% of the RadioShack locations, sales to dealer/franchisees are less than 10% of our total net sales and operating revenues (see "Results of Operations" which follows).

	Average Store Size (Sq. Ft.)	December 31, 2002	2001	2000
Company	2,423	**5,161**	5,127	5,109
Cool Things @ Blockbuster[1]	N/A	—	127	—
Dealer/franchise	N/A	**2,052**	2,119	2,090
		7,213	7,373	7,199

1 Test stores closed in early 2002.

In addition to our 5,161 company stores and 2,052 dealer/franchise outlets, our existing and emerging sales channels include our www.radioshack.com Web site and catalog operations, as well as sophisticated outbound and inbound telephone call centers.

Results of Operations

(In millions)	Year Ended December 31, *2002*	*2001*	*2000*
Company retail sales	**$ 4,268.7**	$ 4,280.7	$ 4,200.0
Dealer/franchise sales	**223.9**	365.4	422.6
Total retail sales	**4,492.6**	4,646.1	4,622.6
Retail support operations sales	**84.6**	129.6	172.1
Net sales and operating revenues	**$ 4,577.2**	$ 4,775.7	$ 4,794.7

The table at the bottom of the page provides a summary of our retail sales from company stores, dealers and other channels by department in dollars and as a percent of total retail sales (excluding retail support operation sales as described above). See the table above for a reconciliation of total retail sales to our total net sales and operating revenues, presented in accordance with GAAP.

Space Owned and Leased

	Approximate Square Footage at December 31, 2002			2001		
(In thousands)	**Owned**	**Leased**	**Total**	Owned	Leased	Total
Retail						
RadioShack	**18**	**12,486**	**12,504**	18	12,268	12,286
Support Operations						
Manufacturing	**502**	**201**	**703**	502	201	703
Distribution centers and office space	**3,022**	**2,481**	**5,503**	3,176	2,927	6,103
	3,542	**15,168**	**18,710**	3,696	15,396	19,092

Retail Sales

	Year Ended December 31, *2002*		*2001*		*2000*	
Wireless communication	**$ 1,408.1**	**31.3%**	$ 1,286.6	27.7%	$ 1,123.5	24.3%
Wired communication	**380.4**	**8.5**	384.8	8.3	421.4	9.1
Radio communication	**120.6**	**2.7**	132.0	2.8	144.3	3.1
Home entertainment	**854.0**	**19.0**	1,122.3	24.2	1,123.3	24.4
Computer	**457.5**	**10.2**	461.1	9.9	550.9	11.9
Power and technical	**623.9**	**13.9**	618.7	13.3	606.5	13.1
Personal electronics, toys and personal audio	**576.2**	**12.8**	561.9	12.1	593.8	12.8
Service plans, repair and other	**71.9**	**1.6**	78.7	1.7	58.9	1.3
Total retail sales	**$ 4,492.6**	**100.0%**	$ 4,646.1	100.0%	$ 4,622.6	100.0%

2002 COMPARED WITH 2001

Net Sales and Operating Revenues

Sales decreased approximately 4.2% to $4,577.2 million in 2002 from $4,775.7 million in 2001. This decrease was primarily the result of a 35.3% decline in sales to our dealer/franchise outlets in 2002, mainly due to the decline in DTH unit sales. In addition, we also had a 1% decrease in comparable company store sales due primarily to the decline of DTH unit sales and desktop computers, but offset by sales increases in wireless handsets and related accessories. Additionally, the number of company stores decreased slightly due to the closure of 127 Cool Things @ Blockbuster test stores in early 2002, despite the opening of 34 company stores, net of store closures. We expect a sales gain for 2003 as discussed in further detail below.

Retail support operations sales are generated from the outside sales of our retail support operations, consisting primarily of RadioShack Installation Services ("RSIS"), repair centers, and domestic and overseas manufacturing. The 34.7% decrease in retail support operations sales from 2001 to 2002 primarily resulted from a $19.1 million decrease in 2002 domestic manufacturing sales, due to large Verizon fixture sales in 2001, and a $15.2 million decrease in RSIS sales as a result of our exit from the national commercial installation business at the end of 2001.

Sales in the wireless communication department, which is made up of wireless handsets (including related services), accessories, and wireless services such as prepaid airtime and bill payments, increased 9.4% in dollars and increased to 31.3% of our total retail sales in 2002 from 27.7% in 2001. This sales increase was due to an increase in sales of wireless handsets and accessories which resulted from our emphasis on national carrier offerings with desirable product features and content, such as color screens, photo capability and Internet access. Although we have previously experienced sales gains in this department, we realize that the overall wireless industry is experiencing a slow-down in net new customer activations. While there is no assurance that we can maintain these sales gain levels, we believe our plans, if executed successfully, will result in wireless sales increases.

Sales in the wired communication department, which includes residential telephones, answering machines and other related telephony products, decreased 1.1% in dollars and increased slightly as a percentage of our total retail sales to 8.5% in 2002 from 8.3% in 2001. Increased sales of cordless telephones were more than offset by decreased sales of corded telephones. We anticipate sales in this department will be relatively stable in 2003.

Sales in the radio communication department decreased 8.6% in dollars and decreased slightly as a percentage of our total retail sales to 2.7% in 2002 from 2.8% in 2001. The decrease in this department was primarily the result of a decrease in Family Radio Service ("FRS") and CB radio sales, scanner sales and communication accessories, partially offset by a sales increase in GPS devices. We believe that this department will experience a small sales gain in 2003 over the prior year, due to the anticipated introduction of new models in the second half of the year.

Sales in the home entertainment department, which consists of all home audio and video end-products and accessories, including DTH hardware and installation, decreased 23.9% in dollars and decreased as a percentage of our total retail sales to 19.0% in 2002 from 24.2% in 2001. Substantially all of the dollar decrease was attributable to a decrease in sales of satellite dishes and related installations. This decrease was partially offset by increased sales of DVD players. We expect that satellite dish sales will continue to decline in 2003, but at a reduced rate, as compared to the prior year. We anticipate that the other categories within the home entertainment department will have gains to offset this decline, resulting in overall flat sales in this department for 2003.

Sales in the computer department, which includes desktop, laptop, handheld computers and related accessories, in addition to digital cameras and home networking products, decreased slightly in dollars and increased as a percentage of our total retail sales to 10.2% in 2002 from 9.9% in 2001. These sales dollars were maintained primarily due to an increase in laptop computers, computer accessories and digital camera sales, offset by a decline in unit sales of desktop CPUs and monitors. We expect that sales in the computer department will increase in 2003, driven by sales of the products discussed above, particularly digital cameras and related accessories, with this increase partially offset by a planned decrease in sales of desktop computers.

Sales in the power and technical department increased 0.8% in dollars and also as a percentage of our total retail sales to 13.9% in 2002 from 13.3% in 2001. These increases were primarily due to increased sales of general and special purpose batteries, partially offset by decreased sales of bulk and packaged wire and technical parts. We anticipate a slight sales increase in this department in 2003.

Sales in the personal electronics, toys and personal audio department increased 2.5% in dollars, as well as increasing as a percentage of our total retail sales to 12.8% in 2002 from 12.1% in 2001, due primarily to increased sales of micro radio controlled cars and related accessories, in addition to unique giftables. We expect that sales in this department will continue to grow in 2003 as a result of our additional name brand product offerings and our product line increases in these areas.

Gross Profit

Gross profit for 2002 was $2,238.3 million or 48.9% of net sales and operating revenues, compared with $2,296.8 million or 48.1% of net

sales and operating revenues in 2001. Gross profit decreased $58.5 million or 2.5% in 2002, primarily as a result of a 4.2% decrease in net sales and operating revenues. Despite this decrease in gross profit dollars, the gross profit percentage increased from 48.1% to 48.9% in 2002, due primarily to an increase in the gross profit percentage in the home entertainment department and, to a lesser extent, increases in both the power and technical and computer departments' gross profit percentages. Our gross profit percentage increase was partially offset by reductions in both the wireless and wired departments' gross profit percentages, compounded by the increase in the wireless communication department's percent of total retail sales. The reduction in gross profit dollars was partially offset by a decrease in the total retail sales mix for the home entertainment department, which has a lower gross profit percentage than our overall average gross profit percentage, as well as an increase in gross profit dollars for the power and technical department. Additionally, the gross profit percentage improved for our retail support operations in 2002. We anticipate that gross profit as a percentage of net sales and operating revenues will improve by the end of 2003, when compared to 2002, enhanced by sales mix changes towards higher margin products, such as computer accessories, batteries, toys, and personal audio and electronics, and also enhanced by improved efficiencies realized from supply chain management initiatives, particularly in vendor relations and end-of-life inventory management.

Selling, General and Administrative Expense

The table below summarizes the breakdown of various components of our consolidated selling, general and administrative ("SG&A") expense and its related percentage of total net sales and operating revenues.

Our SG&A expense increased 0.9% in dollars and increased as a percent of net sales and operating revenues to 37.8% for the year ended December 31, 2002, from 35.9% for the year ended December 31, 2001. The dollar increase for 2002 was primarily due to a $29.0 million litigation charge related to the settlement of a class action lawsuit in California and a $6.0 million charge to our 1996 restructuring reserve as a result of the bankruptcy of a sub-lessee in a former Incredible Universe store site. A $14.6 million increase in our rent expense and lower overall sales in 2002 also contributed to a higher SG&A expense ratio. This was partially offset by a $7.6 million charge for store closing costs from 2001, which did not reoccur in 2002.

Payroll expense decreased by $12.3 million to $728.0 million in 2002, but increased slightly as a percent of net sales and operating revenues to 15.9% in 2002, compared to 15.5% in 2001. The decrease in dollars was due primarily to our reduction in headcount during the third quarter of 2001.

Rent expense increased by $14.6 million to $244.9 million in 2002 and increased as a percent of net sales and operating revenues to 5.4% in 2002 from 4.8% in 2001. These increases were due primarily to lease

	Year Ended December 31,					
	2002		*2001*		*2000*	
(In millions)	**Dollars**	**% of Sales & Revenues**	Dollars	% of Sales & Revenues	Dollars	% of Sales & Revenues
Payroll and commissions	**$ 728.0**	**15.9%**	$ 740.3	15.5%	$ 748.7	15.6%
Rent	**244.9**	**5.4**	230.3	4.8	215.2	4.5
Advertising	**241.0**	**5.3**	253.9	5.3	227.1	4.7
Other taxes	**105.9**	**2.3**	111.8	2.4	98.6	2.1
Utilities and telephone	**74.9**	**1.6**	73.2	1.5	69.4	1.4
Insurance	**71.0**	**1.6**	60.6	1.3	56.4	1.2
Credit card fees	**35.8**	**0.8**	34.9	0.7	31.7	0.7
California lawsuit settlement	**29.0**	**0.6**	—	—	—	—
Stock purchase and savings plans	**20.8**	**0.5**	20.3	0.4	22.8	0.5
Repairs and maintenance	**12.0**	**0.3**	11.4	0.2	11.6	0.2
Printing, postage and office supplies	**10.5**	**0.2**	12.2	0.3	13.6	0.3
Travel	**9.6**	**0.2**	10.4	0.2	13.8	0.3
Loss on real estate sub-lease	**6.0**	**0.1**	—	—	—	—
Bad debt	**4.7**	**0.1**	14.5	0.3	3.6	0.1
Store closing costs	—	—	7.6	0.2	—	—
Other	**134.5**	**2.9**	132.5	2.8	120.1	2.5
	$ 1,728.6	**37.8%**	$ 1,713.9	35.9%	$ 1,632.6	34.1%

renewals and relocations at higher rates, as well as a slight increase in the average store size. We expect a similar increase in 2003 rent for the same reasons described for the 2002 rent increase.

Advertising expense decreased $12.9 million in 2002 to $241.0 million from $253.9 million in 2001, while remaining at 5.3% of net sales and operating revenues during both 2002 and 2001. The dollar decrease was due primarily to an increase in advertising contributions from our various vendors and third-party service providers.

Insurance expense increased $10.4 million to $71.0 million in 2002 from $60.6 million in 2001 and increased as a percent of net sales and operating revenues to 1.6% in 2002, compared to 1.3% in 2001. Substantially all of our insurance expense relates to our self-insurance programs. We maintain reserves for self-insurance liabilities related to our group medical and casualty losses, which include general and product liability and workers' compensation. In some cases, risks are insured through outside carriers for losses in excess of self-insured amounts. These reserves are adjusted to reflect estimates based on historical experience, estimated claims incurred but not reported, the impact of risk management programs and the estimated effect of external factors. As of December 31, 2002, actual losses had not exceeded our expectations. We expect insurance expense to continue to increase in both dollars and as a percentage of net sales and operating revenues due to the rising health care costs in the U.S., in addition to increases in premiums resulting from the recent terrorist activities.

In 2003, we expect SG&A expense to increase slightly in dollars, but decrease slightly as a percentage of net sales and operating revenues due to increased sales volume.

Depreciation and Amortization

Depreciation and amortization expense decreased $13.6 million dollars to $94.7 million and decreased as a percent of net sales and operating revenues to 2.0% in 2002 from 2.3% in 2001. These decreases are primarily attributable to the elimination of goodwill amortization related to AmeriLink Corporation ("AmeriLink"), as well as the sale of our corporate headquarters during the fourth quarter of 2001. We expect depreciation and amortization expense to increase slightly in 2003, due to depreciation increases associated with store fixtures and capitalized software related to inventory management and other information systems projects.

Gain on Contract Termination

RadioShack and Microsoft mutually agreed during 2002 to terminate their agreement and settle the remaining commitments each had to one another. The termination of this agreement took effect at the start of the fourth quarter of 2002, upon satisfaction of several contractual obligations. The net financial result was an $18.5 million gain (principally cash received), driven primarily by the settlement of a multi-year obligation Microsoft had to connect our stores with broadband capabilities.

Impairment of Long-Lived Assets

As a result of continued difficulties in the DTH business and a refocus during the fourth quarter on our satellite installation strategy, together with a revised cash flow projection for our overall installation business, we determined that the remaining long-lived assets associated with RSIS were impaired. We compared the carrying value of these long-lived assets with their fair value and determined that the remaining goodwill balance of $8.1 million was impaired and we, therefore, recorded an impairment charge of this amount in the accompanying 2002 Consolidated Statement of Income. As of December 31, 2002, there was no remaining goodwill balance on our balance sheet relating to RSIS. See the discussion below under the section titled "2001 Compared With 2000" for further discussion of the RSIS business.

Loss on Sale of Assets

There were no losses on the sale of assets in 2002. For information on prior year losses, see the discussion below under the section titled "2001 Compared With 2000."

Employee Separation and Other Costs

There were no employee separation or other costs in 2002. For information on prior year employee separation and other costs, see the discussion below under the section titled "2001 Compared With 2000."

Net Interest Expense

Interest expense, net of interest income, was $34.4 million for 2002 versus $37.8 million for 2001.

Interest expense decreased to $43.4 million in 2002 from $50.8 million in 2001. This decrease was primarily the result of a reduction in the average debt outstanding throughout 2002. In addition, our interest rate swap instruments also lowered overall interest expense for the year ended December 31, 2002, when compared to the same prior year period. Interest income decreased almost 31% to $9.0 million in 2002 from $13.0 million in 2001, due primarily to CompUSA's early payment of its note to us on June 22, 2001, which eliminated the associated interest income.

Interest income, including accretion of discount as applicable, earned on the amounts outstanding during the three years ended December 31, 2002, 2001 and 2000, was as follows:

(In millions)	Year Ended December 31, 2002	2001	2000
CompUSA note receivable	**$ —**	$ 6.1	$ 12.9
Other (includes short-term investment interest)	**9.0**	6.9	4.9
Total interest income	**$ 9.0**	$ 13.0	$ 17.8

Interest expense, net of interest income, is expected to be flat during 2003, when compared to 2002.

Other Income

In the second quarter of 2002, we received payments and recorded income of $27.7 million in partial settlement of amounts owed to us under a tax sharing agreement that was the subject of an arbitration which commenced in July 1999 and was styled Tandy Corporation and T.E. Electronics, L.P. vs. O'Sullivan Industries Holdings, Inc. ("O'Sullivan"). The arbitration ruling requires O'Sullivan to comply with the tax sharing agreement that was entered into by the parties at the time of O'Sullivan's initial public offering.

During the second half of 2002, we received two payments totaling $6.2 million relating to quarterly payments under the tax sharing agreement with O'Sullivan. Future payments will vary based on the level of O'Sullivan's future earnings. In the near term, we expect that the quarterly payments to us will approximate those received to date; however, these payments are dependent upon O'Sullivan's overall financial condition and ability to pay. Consequently, there can be no assurances that we will receive timely each payment that may be due to us under the tax sharing agreement.

Provision for Loss on Internet-Related Investment

There were no losses on Internet-related investments in 2002. For information on prior year losses on Internet-related investments, see the discussion below under the section titled "2001 Compared With 2000."

Provision for Income Taxes

Our provision for income taxes reflects an effective income tax rate of 38.0% for 2002 and 42.8% for 2001. The decrease in the effective tax rate in 2002 when compared to 2001 was the result of the 2001 impairment of RSIS goodwill, which was not deductible for tax purposes and caused the increased effective tax rate in 2001. For further information, see the discussion below under the section titled "2001 Compared With 2000." We anticipate that the effective tax rate for 2003 will be approximately 38.0%.

2001 COMPARED WITH 2000

Net Sales and Operating Revenues

Sales decreased slightly to $4,775.7 million in 2001 from $4,794.7 million in 2000. This decrease was primarily the result of a decline in sales to our dealer/franchise outlets in 2001, partially offset by a 1% increase in comparable company store sales and the opening of 18 new stores, net of store closures. Sales in the wireless communication department increased 14.5% in dollars and increased to 27.7% of total retail sales in 2001 from 24.3% in 2000. This sales increase was due to an increase in sales of wireless phones and accessories, offset somewhat by a decrease in prepaid wireless airtime. The wired communication department, which includes residential telephones, answering machines and other related telephony products, decreased 8.7% in dollars and decreased as a percentage of total retail sales to 8.3% in 2001 from 9.1% in 2000. The decrease in this department was primarily the result of declining sales of residential telephones, and was partially offset by increased sales of telephone accessories. The radio communication department decreased 8.5% in dollars and decreased as a percentage of total retail sales to 2.8% in 2001 from 3.1% in 2000. The decrease in this department was primarily the result of a decrease in CB radio and scanner sales. The home entertainment department, which consists of all home audio and video products, including DTH satellites and installation services, decreased slightly in dollars and as a percentage of total retail sales to 24.2% in 2001 from 24.4% in 2000. This dollar decrease was primarily attributable to a decrease in sales of satellite dishes, which was partially offset by increased sales of video and cable accessories. The computer department, which includes not only computers and related accessories, but narrow and broadband connectivity, as well as home automation and networking, decreased 16.3% in dollars and decreased as a percentage of total retail sales to 9.9% in 2001 from 11.9% in 2000. These decreases were primarily attributable to a 26% decline in unit sales of CPUs and an 11% decrease in the average selling price of CPUs from the prior year. The power and technical department increased 2.0% in dollars and increased slightly as a percentage of total retail sales to 13.3% in 2001 from 13.1% in 2000. These increases were primarily due to increased sales of special purpose batteries. The personal electronics, toys and personal audio department decreased 5.4% in dollars, as well as decreasing as a percentage of total retail sales to 12.1% in 2001 from 12.8% in 2000, due primarily to decreased sales of toys and giftables.

Gross Profit

Gross profit in 2001 was $2,296.8 million or 48.1% of net sales and operating revenues, compared with $2,369.6 million or 49.4% of net sales and operating revenues in 2000. Gross profit for 2001 was reduced by a $26.2 million charge in the fourth quarter for a write-down of non-strategic inventory product lines which we intended to exit. In addition, the decline in the gross profit percentage from 49.4% to 48.1% was affected by a decrease in the wired communication gross margin. This gross profit decrease was partially offset by a decrease in the total retail sales mix for the computer department, which has a lower gross margin than our overall average gross margin, as well as an increase in the computer department gross profit percentage. Increases in the gross profit percentage for the wireless communication and power and technical departments, coupled with an increase in the departments' gross profit percentages, also favorably affected the overall gross profit percentage.

Selling, General and Administrative Expense

Our SG&A expense increased 5.0% in dollars and increased as a percent of net sales and operating revenues to 35.9% for the year ended December 31, 2001, from 34.1% for the year ended December 31, 2000. This 1.8 percentage point increase in the SG&A percentage in 2001 was primarily attributable to an increase in advertising expense during 2001, without proportional sales growth. An increase in the rent expense in 2001 also contributed to the SG&A expense increase.

Payroll expense decreased by $8.4 million to $740.3 million in 2001 and decreased as a percent of net sales and operating revenues to 15.5% in 2001, compared to 15.6% in 2000. These decreases were due primarily to a reduction in our labor force during 2001 and reduced incentive pay resulting from a decrease in operating income. Advertising expense increased $26.8 million to $253.9 million and increased to 5.3% as a percentage of net sales and operating revenues in 2001, compared to $227.1 million and 4.7% of sales in 2000. Both the dollar and percentage point increases were due primarily to a decrease in advertising contributions from our various vendors and third-party service providers and, to a lesser extent, an increase in TV commercials. Rent expense increased by $15.1 million to $230.3 million in 2001 and increased as a percent of net sales and operating revenues to 4.8% in 2001 from 4.5% in 2000. The rent increase was partially due to new company store openings throughout the year, as well as the addition of the Cool Things @ Blockbuster test stores. The relocation of existing stores to larger locations, as well as a renewal of store leases at higher rates, also contributed to the rent expense increase. Bad debt expense increased by $10.9 million to $14.5 million in 2001 and increased as a percentage of net sales and operating revenues to 0.3% in 2001 from 0.1% in 2000. The bad debt increase was primarily related to both bankruptcies and uncollected accounts receivable, as well as the write-off of a note receivable from Digital:Convergence Corporation ("DC"). Store closing costs of $7.6 million in 2001 relate to the closure of 35 underperforming stores prior to the expiration of their leases.

Depreciation and Amortization

Depreciation and amortization expense increased $1.0 million dollars to $108.3 million and increased as a percent of net sales and operating revenues to 2.3% in 2001 from 2.2% in 2000.

Impairment of Long-Lived Assets

AmeriLink, also known as RSIS, was acquired in 1999 to provide us with residential installation capabilities for the technologies and services offered in our retail stores. Since its acquisition, RSIS has incurred operating losses and negative cash flows. In 2000 and in 2001, we attempted to restructure and reorganize RSIS, but due to the overall slowdown in the economy and the market decline for professionally installed home Internet connectivity services, RSIS continued to report losses. During the fourth quarter of 2001, we prepared a revised analysis of estimated future cash flows for RSIS, which indicated that its long-lived assets were impaired. The carrying value of RSIS's long-lived assets (principally goodwill and fixed assets) exceeded the discounted present value of the estimated future cash flows by approximately $37.0 million. An impairment of goodwill for that amount was recorded and included in the accompanying Consolidated Statements of Income.

Our test concept with Blockbuster to introduce a RadioShack "store-within-a-store" at Blockbuster locations did not provide sufficient cash flows to recover our investment in fixtures and other fixed assets. An impairment loss of $2.8 million was recorded for those assets in 2001 and is included in the accompanying Consolidated Statement of Income.

Loss on Sale of Assets

In the fourth quarter of 2001, we sold and leased back most of our corporate headquarters at a loss of $44.8 million. On June 22, 2001, we received $123.6 million for the settlement of the purchase price and settlement of the $136.0 million note which was received in connection with the sale of Computer City, Inc. in 1998. Thus, we incurred an additional loss from the sale of Computer City, Inc. of $12.4 million.

Employee Separation and Other Costs

During the third quarter of 2001, as part of our effort to control operating costs, we incurred approximately $13.5 million in charges related to a reduction of our labor force, primarily for early retirements and involuntary and voluntary employee severance. In addition, during the fourth quarter of 2001, $4.8 million in charges were incurred relating to the closure of RSIS's national commercial installation business. These costs were primarily comprised of severance costs, write-offs of certain fixed assets and future lease commitments.

Net Interest Expense

Interest expense, net of interest income, was $37.8 million for 2001 versus $36.1 million for 2000.

Interest expense decreased to $50.8 million in 2001, from $53.9 million in 2000. This decrease was primarily the result of a decrease in the average debt outstanding throughout 2001. Interest income decreased almost 27% to $13.0 million in 2001 from $17.8 million in 2000, due primarily to repayment of various notes receivable associated with our exit of other retail formats in previous years.

Provision for Loss on Internet-Related Investment

During the second quarter of 2000, we made a $30.0 million investment in DC, a privately-held Internet technology company. In the first quarter of 2001, we concluded that our investment had experienced a decline in value that, in our opinion, was other than temporary. This conclusion was based on DC's inability to secure sufficient additional funding or to complete an initial public offering. As such, we recorded a loss provision equal to our initial investment. DC subsequently filed for bankruptcy on March 22, 2002.

Provision for Income Taxes

The provision for income taxes reflects an effective tax rate of 42.8% for 2001 and 38.0% for 2000. The increase in the effective tax rate in 2001 was the result of the impairment of RSIS goodwill discussed above, which was not deductible for tax purposes.

Impact of Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," which is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 establishes financial accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We adopted SFAS No. 143 effective January 1, 2003. We do not believe the standard will have a material adverse effect on our consolidated financial statements.

On June 28, 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses significant issues relating to the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities, and nullifies the guidance in Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. Retroactive application of SFAS No. 146 is prohibited and, accordingly, liabilities recognized prior to the initial application of SFAS No. 146 should continue to be accounted for in accordance with EITF 94-3 or other applicable preexisting guidance. We adopted SFAS No. 146 effective January 1, 2003. We do not believe the standard will have a material adverse effect on our consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We adopted the disclosure requirements of SFAS No. 148 effective December 31, 2002, and we made no material adjustments as a result of this adoption.

In December 2002, the FASB issued Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others." FIN 45 is effective for guarantees issued or modified after December 31, 2002. The disclosure requirements were effective for the year ended December 31, 2002, and expand the disclosures required by a guarantor about its obligations under a guarantee. FIN 45 also requires that we recognize guarantees entered into or modified after December 31, 2002, as a liability for the fair value of the obligation undertaken in the issuance of the guarantee. FIN 45 became effective January 1, 2003. We do not believe the interpretation will have a material adverse effect on our consolidated financial statements.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51." FIN 46 addresses consolidation by business enterprises of variable interest entities that have certain characteristics. The consolidation requirement of FIN 46 is applicable immediately to variable interest entities created or obtained after January 31, 2003. For variable interest entities acquired before February 1, 2003, the consolidation requirement of FIN 46 is applicable to us as of July 1, 2003. We believe the adoption of FIN 46 will not have a material impact on our consolidated financial statements.

In November 2002, the EITF reached a consensus on Issue No. 02-16, "Accounting for Consideration Received from a Vendor by a Customer (Including a Reseller of the Vendor's Products)." EITF 02-16 provides guidance on how cash consideration received by a customer from a vendor should be classified in the customer's statement of income. EITF 02-16 is effective prospectively for new arrangements entered into after December 31, 2002, and income statements for prior periods presented should be reclassified to comply with its consensus. We are analyzing the provisions of EITF 02-16 as they relate to our accounting policies. The impact, if any, of compliance with the consensus on EITF 02-16 has not been determined at this time.

Cash Flow and Liquidity

(In millions)	Year Ended December 31, *2002*	*2001*	*2000*
Operating activities	**$ 521.6**	$ 775.8	$ 116.5
Investing activities	**(99.0)**	(2.3)	(134.0)
Financing activities	**(377.5)**	(502.8)	(16.4)

In 2002, cash flow provided by operating activities was $521.6 million, compared to $775.8 million and $116.5 million in 2001 and 2000, respectively.

At December 31, 2002, changes in accounts receivable, consisting primarily of amounts due from our various vendors and third party service providers, provided $68.2 million in cash during 2002, when compared to $165.8 million from the prior year. Cash provided by accounts receivable in 2002 and 2001 was due to further reductions of vendor and service provider receivables and dealer/franchise receivables as a result of an increase in collections after increases in such balances in 2000.

At December 31, 2002, changes in inventory used $21.4 million in cash during 2002, compared to $213.9 million of cash provided during 2001. The increase in inventory since December 31, 2001, was primarily the result of increases in laptop computers, home theater-in-a-box systems, and televisions, as sales of these products were less than anticipated. These increases in inventory were partially offset by a reduction in wireless handsets.

Typically, our annual cash requirements for pre-seasonal inventory build-up range between $200.0 million and $400.0 million. The funding required by this build-up comes primarily from cash on hand and cash generated from net sales and operating revenues. We had $446.5 million in cash and cash equivalents as of December 31, 2002, as a resource for our funding needs. Additional capital is available under our $600.0 million dollar commercial paper program, which is supported by a bank credit facility which could be utilized in the event the commercial paper market is unavailable to us. We currently do not expect, however, that the commercial paper market would be unavailable to us and that we would have to utilize the credit facility. As of December 31, 2002, we had no commercial paper outstanding or utilization of our credit facility.

Additionally, during the year ended December 31, 2002, $118.8 million more in cash was provided by changes in accounts payable, when compared to the prior year period, due primarily to more favorable vendor terms.

Cash used in investing activities in 2002 was $99.0 million, compared to $2.3 million and $134.0 million used in 2001 and 2000, respectively. Our cash usage in investing activities was higher in 2002 than 2001, primarily because of the $123.6 million we received during the second quarter of 2001 for the settlement of the purchase price of Computer City and settlement of the CompUSA note. Capital expenditures were $106.8 million in 2002, compared to $139.2 million in 2001 and $119.6 million in 2000. Capital expenditures for these years were primarily for our retail store expansions and remodels and upgrades of information systems. In addition, we purchased land in 2001 for our new corporate headquarters building, which totaled $18.3 million. We anticipate that our capital expenditure requirements for 2003 will be approximately $210.0 million to $230.0 million. The $100.0 million increase over 2002 primarily relates to our new corporate headquarters. See further discussion on the new facilities below in the section titled "Capital Structure and Financial Condition." Store remodels and relocations and updated information systems account for the majority of the balance of our anticipated 2003 capital expenditures. As of December 31, 2002, we had $446.5 million in cash and cash equivalents. These cash and cash equivalents, along with cash generated from our net sales and operating revenues and, if necessary, both our short-term and long-term financing facilities, are available to fund future capital expenditure needs.

Cash used in financing activities was $377.5 million in 2002, compared to $502.8 million and $16.4 million in 2001 and 2000, respectively. We

used $329.9 million, $308.3 million and $400.6 million for the repurchase of our common and preferred stock in 2002, 2001 and 2000, respectively. Repurchases of common stock were made under our share repurchase and employee stock plans. See further discussion of our stock repurchase programs below in the section titled "Capital Structure and Financial Condition." The 2002, 2001 and 2000 stock repurchases were partially funded by $49.6 million, $53.7 million and $66.3 million, respectively, received from the sale of treasury stock to employee stock plans and to a lesser extent from stock option exercises. The balance of capital to repurchase shares was obtained from cash generated from operations. We purchased all of Microsoft's preferred units in RadioShack.com LLC for $88.0 million during the third quarter of 2001. We also received $32.3 million from the sale and lease-back of our corporate technology center building during the second quarter of 2002. This transaction was recorded as a financing obligation due to responsibilities which we retain during the lease period. Dividends paid, net of tax, in 2002, 2001 and 2000 amounted to $39.8 million, $43.7 million and $44.7 million, respectively. The long-term notes we issued in 2001 provided approximately $346.1 million in cash, the majority of which was used to repay short-term debt. In 2000, the increase in short-term debt was used primarily to fund increases in accounts receivable, stock repurchases and additional inventory.

Our free cash flow, defined as cash flow from operating activities less dividends paid and additions to property, plant and equipment, was $375.0 million in 2002, compared to $592.9 million in 2001. We believe free cash flow is an appropriate indication of the corporation's ability to fund share repurchases, repay maturing debt, change dividend payments or fund other uses of capital that management believes will enhance shareholder value. The 2002 decrease in free cash flow, compared to 2001, was due primarily to an increase in the 2002 working capital components, principally inventory, as described above. We expect free cash flow to be approximately $200.0 to $250.0 million in 2003. The anticipated decrease in free cash flow from 2002 to 2003 is primarily related to the increase in 2003 capital expenditures noted above. The comparable financial measure to free cash flow under GAAP is cash flow from operating activities, which was $521.6 million and $775.8 million for the years ended December 31, 2002 and 2001, respectively.

The following table is a reconciliation of cash provided from operating activities to free cash flow.

	Year Ended December 31,		
(In millions)	***2002***	*2001*	*2000*
Net cash provided by operating activities	**$ 521.6**	$ 775.8	$ 116.5
Less:			
Additions to property, plant and equipment	**106.8**	139.2	119.6
Dividends paid	**39.8**	43.7	44.7
Free (negative free) cash flow	**$ 375.0**	$ 592.9	$ (47.8)

Capital Structure and Financial Condition

Management considers our financial structure and condition solid. At December 31, 2002, total capitalization was $1,355.4 million, consisting of $627.3 million of debt and $728.1 million of equity and resulting in a debt-to-total capitalization ratio of 46.3%, which was equal to the prior year debt-to-total capitalization ratio. The ratio remained the same as the prior year due to proportional decreases in debt of $43.6 million and equity of $50.0 million from 2001.

Long-term debt as a percentage of total capitalization was 43.6% at December 31, 2002, compared to 39.0% at December 31, 2001, and 18.2% at December 31, 2000. This increase in 2002 was due to the financing obligation resulting from the sale and lease-back of our corporate technology center building and the reduction of equity.

Our debt is considered investment grade by the rating agencies. There were no changes to our debt ratings during the year. Below are their latest ratings by category.

Category	Moody's	Standard and Poor's	Fitch
Medium-term notes	Baa1	A-	A-
ESOP senior notes	Baa1	A-	A-
Commercial paper	P-2	A-2	F2

Our debt primarily consists of medium-term notes and two issuances of 10-year long-term notes.

We have a $300.0 million Debt Shelf Registration Statement ("1997 Shelf Registration") which became effective in August 1997. In August 1997, we issued $150.0 million of 10-year unsecured long-term notes under the 1997 Shelf Registration. The interest rate on the notes is 6.95% per annum with interest payable on September 1 and March 1 of each year, commencing March 1, 1998. These notes are due September 1, 2007.

We also issued, in various amounts and on various dates from December 1997 through September 1999, medium-term notes totaling $150.0 million under the 1997 Shelf Registration. At December 31, 2002, $64.5 million of these notes remained outstanding. The interest rates at December 31, 2002, for the outstanding $64.5 million medium-term notes ranged from 6.13% to 7.35% and had a weighted average coupon rate of 6.86%. These notes have maturities ranging from 2003 to 2008. As of December 31, 2002, there was no availability under this 1997 Shelf Registration.

On May 11, 2001, we issued $350.0 million of 10-year 7 3/8% notes in a private offering to initial purchasers who offered the notes to qualified institutional buyers under SEC Rule 144A. The annual interest rate on the notes is 7.375% per annum with interest payable on November 15 and May 15 of each year. Payment of interest on the notes commenced on November 15, 2001, and the notes mature on May 15, 2011. In August 2001, under the terms of an exchange offering filed with the SEC, we exchanged substantially all of these notes for a similar amount of publicly registered notes. Because no additional debt was issued in the exchange offering, the net effect of this exchange was that no additional debt was issued on August 3, 2001, and substantially all of the notes are now registered with the SEC.

During the third quarter of 2001, we entered into several interest rate swap agreements, with maturities ranging from 2004 to 2007, to manage our exposure to interest rate movements by effectively converting a portion of our long-term fixed rate debt to variable rates. We entered into these agreements to balance our debt portfolio by changing from all fixed interest rates to a mixture of fixed and floating interest rates, thereby taking advantage of lower short-term rates. The notional amount of the interest rate swaps subject to variable rates is $150.0 million. Under these agreements, we have contracted to pay a variable rate based upon LIBOR and to receive fixed rate payments ranging from 6.95% to 7.35%. We have designated the agreements as fair value hedging instruments. At December 31, 2002, we recorded an asset in other assets, net, of $15.4 million (its fair value) for the swap agreements and adjusted the fair value of the related debt by the same amount. The effect of these agreements was a reduction in our interest expense of $5.1 million during 2002, when compared to the fixed rates. At current interest rates, we expect this favorable condition to reoccur in 2003.

From time to time, we utilize short-term debt such as commercial paper issuances and uncommitted bank loans to supplement our short-term financing needs. The commercial paper and the short-term seasonal bank debt have a typical maturity of 90 days or less. The amount of commercial paper that can be outstanding is limited to a maximum of the unused portion of our $600 million bank syndicated revolving credit facility described in more detail below.

In the second quarter of 2002, we replaced our existing $600.0 million bank syndicated credit facilities with new bank syndicated credit facilities, also totaling $600.0 million. These facilities are comprised of a $300.0 million 364-day revolving credit facility maturing in June 2003 and a $300.0 million five-year revolving credit facility maturing in June 2007. The terms of these revolving credit facilities are substantially similar to the previous facilities. The new revolving credit facilities will support any future commercial paper borrowings and are otherwise available for our general corporate purposes. We anticipate replacing our 364-day revolving credit facility which matures in June 2003 with a new 364-day credit facility with similar terms. As of December 31, 2002, there were no outstanding borrowings under these credit facilities.

We use operating leases, primarily for our retail locations, distribution centers and corporate headquarters, to lower our capital requirements. Other than these operating leases, we do not have any off-balance sheet

financing arrangements or transactions, arrangements or relationships with "special purpose entities." Our outstanding debt and bank syndicated credit facilities have customary financial covenants.

Management believes that our present ability to borrow is greater than our established credit lines and long-term debt in place. However, if market conditions changed and sales were to be dramatically reduced or operating costs could not be controlled, our cash flows and liquidity could be reduced. Additionally, if a scenario as described above occurred, it could cause the rating agencies to lower our credit ratings, thereby increasing our borrowing costs, or even causing a reduction in or elimination of our access to debt and/or equity markets.

We repurchased 10.7 million shares of our common stock for $275.0 million for the year ended December 31, 2002, under our existing 25.0 million share repurchase program. In connection with our share repurchase program, our Board of Directors authorized us to enter into both equity forwards and put options, with expiration dates no later than December 31, 2002, covering up to 4.0 million shares of our common stock; consequently, there were no outstanding equity forward instruments or put options at December 31, 2002.

We may continue to execute share repurchases from time to time in order to take advantage of attractive share price levels, as determined by management. The timing and terms of the transactions depend on market conditions, our liquidity and other considerations. On February 20, 2003, our Board of Directors authorized a new repurchase program for 15.0 million shares, which is in addition to our existing 25.0 million share repurchase program. At February 20, 2003, there were 18.6 million shares available to be repurchased under the two repurchase programs. We anticipate that we will repurchase, under our authorized repurchase programs, between $200.0 million and $250.0 million of our common stock during 2003. This new program has no expiration date and allows shares to be repurchased in the open market. The funding required for these share repurchase programs will come from cash generated from net sales and operating revenues and cash and cash equivalents. Under our programs described above, we will also repurchase shares in the open market to offset the sales of shares to our employee stock plans.

On October 10, 2002, our Board of Directors approved the conversion of our RadioShack Series B convertible preferred stock, held by the RadioShack 401(k) Plan, to RadioShack common stock effective December 31, 2002. On December 31, 2002, 0.1 million shares of this preferred stock representing all the outstanding Series B convertible preferred stock were converted to 5.1 million shares of our common stock. The preferred stock was held by the RadioShack 401(k) Plan to fund RadioShack contributions to plan participants.

In the fourth quarter of 2001 and the second quarter of 2002, we sold our corporate headquarters buildings, and we are now constructing a new headquarters in Fort Worth, Texas. We entered into sale-leaseback agreements in which our existing corporate headquarters' land and buildings were sold and leased back to us. These arrangements should provide us with the necessary time to construct our new headquarters, which we expect to be completed by the end of 2004 or early 2005. Currently, we plan to finance our new corporate headquarters, with construction costs estimated to total $200.0 million during 2003 and 2004, with cash from operations and, if needed, existing cash and cash equivalents.

The following tables, as well as the information contained in Note 7 – "Indebtedness and Borrowing Facilities" to our "Notes to Consolidated Financial Statements," provide a summary of our various contractual commitments, debt and interest repayment requirements, and available credit lines.

The table below contains the contractual commitments associated with our financing obligations, lease obligations, and marketing agreements.

	December 31,						
(In millions)	*2003*	*2004*	*2005*	*2006*	*2007*	*Thereafter*	*Total*
Debt principal	$ 20.0	$ 39.5	$ —	$ 5.1	$ 150.0	$ 356.0	$ 570.6
Debt interest	39.7	38.6	36.7	36.7	33.1	87.3	272.1
Financing obligation	—	32.3	—	—	—	—	32.3
Operating leases	186.0	162.5	125.1	87.2	55.6	101.1	717.5
Marketing agreements	8.1	1.5	—	—	—	—	9.6
	$ 253.8	$ 274.4	$ 161.8	$ 129.0	$ 238.7	$ 544.4	$ 1,602.1

The table below contains our credit commitments from various financial institutions.

We have contingent liabilities related to retail leases of locations which were assigned to other businesses. The majority of these contingent liabilities relate to various lease obligations arising from leases that were assigned to CompUSA, Inc. as part of the sale of our Computer City, Inc. subsidiary to CompUSA, Inc. in August 1998. In the event CompUSA or the other assignees, as applicable, are unable to fulfill their obligations, we would be responsible for rent due under the leases. Our rent exposure from the remaining undiscounted lease commitments with no projected sublease income is approximately $214 million. However, we have no reason to believe that CompUSA or the other assignees will not fulfill their obligations under these leases; consequently, we do not believe there will be a material impact on our financial statements.

Inflation

Inflation has not significantly impacted us over the past three years. We do not expect inflation to have a significant impact on our operations in the foreseeable future, unless world events substantially affect the global economy.

		Commitment Expiration Per Period			
(In millions)	**Total Amounts Committed**	**Less than 1 year**	**1-3 years**	**4-5 years**	**Over 5 years**
Credit Commitments					
Lines of credit	**$ 600.0**	**$ 300.0**	**$ —**	**$ 300.0**	**—**
Stand-by letters of credit	**12.4**	**10.9**	**1.5**	**—**	**—**
Total commercial commitments	**$ 612.4**	**$ 310.9**	**$ 1.5**	**$ 300.0**	**—**

Report of Independent Accountants

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF RADIOSHACK CORPORATION

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of RadioShack Corporation and its subsidiaries (the "Company") at December 31, 2002 and 2001 and the results of their operations and of their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Fort Worth, Texas
February 28, 2003

Consolidated Statements of Income

RADIOSHACK CORPORATION AND SUBSIDIARIES

	Year Ended December 31,					
	2002		*2001*		*2000*	
(In millions, except per share amounts)	**Dollars**	**% of Revenues**	Dollars	% of Revenues	Dollars	% of Revenues
Net sales and operating revenues	**$ 4,577.2**	**100.0%**	$ 4,775.7	100.0%	$ 4,794.7	100.0%
Cost of products sold	**2,338.9**	**51.1**	2,478.9	51.9	2,425.1	50.6
Gross profit	**2,238.3**	**48.9**	2,296.8	48.1	2,369.6	49.4
Operating expenses:						
Selling, general and administrative	**1,728.6**	**37.8**	1,713.9	35.9	1,632.6	34.1
Depreciation and amortization	**94.7**	**2.0**	108.3	2.3	107.3	2.2
Gain on contract termination	**(18.5)**	**(0.4)**	—	—	—	—
Impairment of long-lived assets	**8.1**	**0.2**	39.8	0.8	—	—
Loss on sale of assets	—	—	57.2	1.2	—	—
Employee separation and other costs	—	—	18.3	0.4	—	—
Total operating expenses	**1,812.9**	**39.6**	1,937.5	40.6	1,739.9	36.3
Operating income	**425.4**	**9.3**	359.3	7.5	629.7	13.1
Interest income	**9.0**	**0.2**	13.0	0.3	17.8	0.4
Interest expense	**(43.4)**	**(0.9)**	(50.8)	(1.1)	(53.9)	(1.1)
Other income	**33.9**	**0.7**	—	—	—	—
Provision for loss on Internet-related investment	—	—	(30.0)	(0.6)	—	—
Income before income taxes	**424.9**	**9.3**	291.5	6.1	593.6	12.4
Provision for income taxes	**161.5**	**3.5**	124.8	2.6	225.6	4.7
Net income	**263.4**	**5.8**	166.7	3.5	368.0	7.7
Preferred dividends	**4.5**	**0.1**	4.9	0.1	5.3	0.1
Net income available to common stockholders	**$ 258.9**	**5.7%**	$ 161.8	3.4%	$ 362.7	7.6%
Net income available per common share:						
Basic	**$ 1.50**		$ 0.88		$ 1.94	
Diluted	**$ 1.45**		$ 0.85		$ 1.84	
Shares used in computing earnings per common share:						
Basic	**173.0**		183.8		187.3	
Diluted	**179.3**		191.2		197.7	

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

RADIOSHACK CORPORATION AND SUBSIDIARIES

(In millions, except for share amounts)	December 31, 2002	2001
Assets		
Current assets:		
Cash and cash equivalents	**$ 446.5**	$ 401.4
Accounts and notes receivable, net	**206.1**	276.3
Inventories, net	**971.2**	949.8
Other current assets	**83.1**	86.8
Total current assets	**1,706.9**	1,714.3
Property, plant and equipment, net	**421.6**	417.7
Other assets, net	**99.4**	113.1
Total assets	**$ 2,227.9**	$ 2,245.1
Liabilities and Stockholders' Equity		
Current liabilities:		
Short-term debt, including current maturities of long-term debt	**$ 36.0**	$ 105.5
Accounts payable	**312.6**	206.7
Accrued expenses	**318.7**	336.1
Income taxes payable	**160.9**	178.1
Total current liabilities	**828.2**	826.4
Long-term debt, excluding current maturities	**591.3**	565.4
Other non-current liabilities	**80.3**	75.2
Total liabilities	**1,499.8**	1,467.0
Commitments and contingent liabilities (see Note 16)	**—**	—
Stockholders' equity:		
Preferred stock, no par value, 1,000,000 shares authorized:		
Series A junior participating, 300,000 shares designated and none issued	**—**	—
Series B convertible (TESOP), 100,000 shares authorized; none and 64,500 shares issued, respectively	—	64.5
Common stock, $1 par value, 650,000,000 shares authorized; 236,033,000 shares issued	**236.0**	236.0
Additional paid-in capital	**70.0**	138.8
Retained earnings	**2,002.5**	1,787.3
Treasury stock, at cost; 64,306,000 and 59,233,000 shares, respectively	**(1,579.9)**	(1,443.5)
Unearned deferred compensation	**—**	(4.3)
Accumulated other comprehensive loss	**(0.5)**	(0.7)
Total stockholders' equity	**728.1**	778.1
Total liabilities and stockholders' equity	**$ 2,227.9**	$ 2,245.1

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

RADIOSHACK CORPORATION AND SUBSIDIARIES

(In millions)	Year Ended December 31, 2002	2001	2000
Cash flows from operating activities:			
Net income	**$ 263.4**	$ 166.7	$ 368.0
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loss on Internet-related investment	—	30.0	—
Impairment of long-lived assets	**8.1**	39.8	—
Loss on sale of assets	—	57.2	—
Depreciation and amortization	**94.7**	108.3	107.3
Deferred income taxes and other items	**30.6**	(9.4)	32.1
Provision for credit losses and bad debts	**4.7**	14.5	3.6
Changes in operating assets and liabilities:			
Accounts and notes receivable	**68.2**	165.8	(149.0)
Inventories	**(21.4)**	213.9	(302.9)
Other current assets	**1.9**	1.7	(6.2)
Accounts payable, accrued expenses and income taxes payable	**71.4**	(12.7)	63.6
Net cash provided by operating activities	**521.6**	775.8	116.5
Cash flows from investing activities:			
Additions to property, plant and equipment	**(106.8)**	(139.2)	(119.6)
Proceeds from sale of property, plant and equipment	**8.6**	17.4	1.5
Proceeds from sale of equity securities	—	—	17.9
Proceeds from early retirement of CompUSA note	—	123.6	—
Investment in securities	—	—	(30.0)
Other investing activities	**(0.8)**	(4.1)	(3.8)
Net cash used in investing activities	**(99.0)**	(2.3)	(134.0)
Cash flows from financing activities:			
Purchases of treasury stock	**(329.9)**	(308.3)	(400.6)
Exercise of common stock put options	—	(2.1)	(8.6)
Proceeds from sale of common stock put options	—	0.3	0.5
Sale of treasury stock to stock plans	**40.6**	46.3	46.8
Proceeds from exercise of stock options	**9.0**	7.4	19.5
(Purchase of) proceeds from minority interest in consolidated subsidiary	—	(88.0)	100.0
Proceeds from financing obligation	**32.3**	—	—
Dividends paid	**(39.8)**	(43.7)	(44.7)
Changes in short-term borrowings, net	**(2.0)**	(443.6)	285.2
Additions to long-term borrowings	—	346.1	—
Repayments of long-term borrowings	**(87.7)**	(17.2)	(14.5)
Net cash used in financing activities	**(377.5)**	(502.8)	(16.4)
Net increase/(decrease) in cash and cash equivalents	**45.1**	270.7	(33.9)
Cash and cash equivalents, beginning of period	**401.4**	130.7	164.6
Cash and cash equivalents, end of period	**$ 446.5**	$ 401.4	$ 130.7

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

RADIOSHACK CORPORATION AND SUBSIDIARIES

(In millions)	Shares at December 31,			Dollars at December 31,		
	2002	*2001*	*2000*	***2002***	*2001*	*2000*
Preferred stock						
Beginning of year	**0.1**	0.1	0.1	**$ 64.5**	$ 68.8	$ 72.8
Conversion of preferred stock to common stock	**(0.1)**	—	—	**(58.4)**	—	—
Cancellation of preferred stock, net of repurchases	—	—	—	**(6.1)**	(4.3)	(4.0)
End of year	—	0.1	0.1	**$ —**	$ 64.5	$ 68.8
Common stock						
Beginning of year	**236.0**	236.0	235.8	**$ 236.0**	$ 236.0	$ 235.8
Restricted stock awards, net of forfeitures	—	—	0.2	—	—	0.2
End of year	**236.0**	236.0	236.0	**$ 236.0**	$ 236.0	$ 236.0
Treasury stock						
Beginning of year	**(59.2)**	(50.2)	(45.1)	**$ (1,443.5)**	$ (1,189.6)	$ (892.3)
Purchase of treasury stock	**(12.4)**	(10.7)	(7.9)	**(317.8)**	(296.4)	(368.6)
Issuance of common stock	**1.6**	1.3	1.5	**43.3**	33.5	29.9
Exercise of stock options and grant of stock awards	**0.6**	0.4	1.3	**12.9**	9.0	30.1
Conversion of preferred stock to common stock	**5.1**	—	—	**125.2**	—	—
Other	—	—	—	—	—	11.3
End of year	**(64.3)**	(59.2)	(50.2)	**$ (1,579.9)**	$ (1,443.5)	$ (1,189.6)
Additional paid-in capital						
Beginning of year				**$ 138.8**	$ 116.1	$ 82.4
Issuance of common stock				**(0.3)**	15.5	21.6
Restricted stock awards, net of forfeitures				—	(0.9)	7.0
Exercise of stock options and grant of stock awards				**(1.7)**	—	3.5
Conversion of preferred stock to common stock				**(66.8)**	—	—
Purchase of minority interest, net of taxes				—	7.8	—
Other				—	0.3	1.6
End of year				**$ 70.0**	$ 138.8	$ 116.1
Retained earnings						
Beginning of year				**$ 1,787.3**	$ 1,661.5	$ 1,353.3
Net income				**263.4**	166.7	368.0
Series B convertible stock dividends, net of taxes				**(2.9)**	(3.2)	(3.4)
Cancellation of preferred stock, net of repurchases				**(8.5)**	(7.4)	(14.4)
Common stock cash dividends declared				**(36.8)**	(30.3)	(42.0)
End of year				**$ 2,002.5**	$ 1,787.3	$ 1,661.5
Unearned deferred compensation						
Beginning of year				**$ (4.3)**	$ (11.5)	$ (20.5)
Restricted stock awards				—	—	0.2
Deferred compensation earned				**4.3**	7.2	8.8
End of year				**$ —**	$ (4.3)	$ (11.5)
Accumulated other comprehensive loss						
Beginning of year				**$ (0.7)**	$ (1.0)	$ (0.8)
Other comprehensive income (loss)				**0.2**	0.3	(0.2)
End of year				**$ (0.5)**	$ (0.7)	$ (1.0)
Total stockholders' equity				**$ 728.1**	$ 778.1	$ 880.3
Comprehensive income						
Net income				**$ 263.4**	$ 166.7	$ 368.0
Other comprehensive income (loss), net of tax:						
Foreign currency translation adjustments				**0.3**	(0.3)	(0.2)
Gain (loss) on interest rate swaps, net				**(0.1)**	0.6	—
Other comprehensive income (loss)				**0.2**	0.3	(0.2)
Comprehensive income				**$ 263.6**	$ 167.0	$ 367.8

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

RADIOSHACK CORPORATION AND SUBSIDIARIES

Note 1 Description of Business

RadioShack Corporation was incorporated in Delaware in 1967. We primarily engage in the retail sale of consumer electronic goods and services through our RadioShack® store chain. Our strategy is to dominate cost-effective solutions to meet everyone's routine electronics needs and families' distinct electronics wants. Throughout this report, the terms "our," "we," "us" and "RadioShack" refer to RadioShack Corporation, including its subsidiaries.

At December 31, 2002, we operated 5,161 company stores located throughout the United States, as well as Puerto Rico and the U.S. Virgin Islands. These stores average approximately 2,400 square feet and are located in major malls and strip centers, as well as individual storefronts. Each location carries a broad assortment of both private label and third-party branded products. Our product lines include electronic parts, batteries and accessories; wireless and conventional telephones; audio and video equipment; direct-to-home ("DTH") satellite systems; and personal computers and related products, as well as specialized products such as home air cleaners and unique toys. We also provide consumers access to third-party services such as cellular and PCS phone and DTH satellite activation, long distance telephone service, prepaid wireless airtime and extended service plans. At December 31, 2002, we also had a network of 2,052 dealer/franchise outlets, including 58 located outside of the U.S. These outlets provide private label and third-party branded products and services to smaller communities. The dealers are generally engaged in other retail operations and augment their businesses with our products and service offerings. Our sales derived outside of the United States are not material.

Note 2 Summary of Significant Accounting Policies

Principles of Consolidation: The Consolidated Financial Statements include our accounts and our majority owned subsidiaries. Investments in 20% to 50% owned companies are accounted for using the equity method. Significant intercompany transactions are eliminated in consolidation.

Pervasiveness of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, related revenues and expenses and the disclosure of gain and loss contingencies at the date of the financial statements and during the periods presented. Actual results could differ from those estimates.

Foreign Currency Translation: The functional currency of substantially all operations outside the U.S. is the applicable local currency. Translation gains or losses related to net assets located outside the United States are shown as a component of accumulated other comprehensive income (loss) and are classified in the stockholders' equity section of the accompanying Consolidated Balance Sheets.

Revenue Recognition: Our revenue is derived principally from the sale of private label and third-party branded products and services to consumers. Revenue is recognized, net of an estimate for customer refunds and product returns, when delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. Certain products, such as wireless telephones and satellite systems, require the customer to use the services of a third-party service provider. In most cases, the third-party service provider will pay us a fee or commission for obtaining a new customer, as well as a monthly recurring residual amount based upon the ongoing arrangement between the service provider and the customer. Fee or commission revenue, net of estimated service disconnects, is generally recognized at the time the customer is accepted as a subscriber of a third-party service provider. Residual income is recognized as earned under the terms of each contract with the service provider, which is typically as the service provider bills its customer.

Additionally, our retail operations offer repair service (i.e., non-warranty) contracts on products sold. These contracts generally provide extended service coverage for periods ranging from 12 to 60 months. We offer these contracts in all but three states on behalf of an unrelated third-party obligor. We are not considered the primary obligor on these contracts. In these circumstances, our share of commission revenue is recognized as income at the time the contract is sold. For the contracts offered in the three states where we are the primary obligor, revenues from the sale of these contracts are recognized ratably over the terms of the contracts. Costs directly related to the sale of such contracts are deferred and charged to cost of products sold proportionately as the revenues are recognized. A loss is recognized on extended service contracts if the sum of the expected costs of providing services pursuant to the contracts exceeds the related unearned revenue.

Advertising Costs: Our advertising costs are expensed the first time the advertising takes place. We receive advertising contributions from certain third-party service providers and product vendors, which we record when earned as an offset to advertising expense incurred to promote the applicable products and/or services. Net advertising expense was $241.0 million, $253.9 million and $227.1 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Stock-Based Compensation: At December 31, 2002, we had stock-based employee compensation plans. We have adopted SFAS No. 123, "Accounting for Stock-Based Compensation," on a disclosure basis only. We measure compensation costs under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and its related interpretations. Accordingly, no compensation expense has been recognized for our fixed price stock option plans, as the exercise price of options must be equal to or greater than the stock price on the date of grant under our incentive stock plans. The table below illustrates the effect on net income and net income available per common share as if we had accounted for our employee stock options under the fair value recognition provisions of SFAS No. 123. For purposes of the pro forma disclosures below, the estimated fair value of the options is amortized to expense over the vesting period.

(In millions, except per share amounts)	Year Ended December 31, *2002*	*2001*	*2000*
Net income, as reported	**$ 263.4**	$ 166.7	$ 368.0
Stock-based employee compensation expense included in reported net income, net of related tax effects	**14.0**	15.2	17.6
Total stock-based compensation expense determined under fair value method for all awards, net of related tax effects	**(56.4)**	(70.2)	(52.7)
Pro forma net income	**$ 221.0**	$ 111.7	$ 332.9
Net income available per common share:			
Basic – as reported	**$ 1.50**	$ 0.88	$ 1.94
Basic – pro forma	**$ 1.25**	$ 0.58	$ 1.75
Diluted – as reported	**$ 1.45**	$ 0.85	$ 1.84
Diluted – pro forma	**$ 1.21**	$ 0.57	$ 1.67

The pro forma amounts in the preceding table were estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year Ended December 31, *2002*	*2001*	*2000*
Expected life in years	**6**	6	6
Expected volatility	**46.1%**	42.3%	37.1%
Annual dividend paid per share	**$ 0.22**	$ 0.22	$ 0.22
Risk free interest rate	**4.5%**	4.9%	6.5%
Fair value of options granted during year	**$ 13.53**	$ 15.64	$ 17.79

Impairment of Long-Lived Assets: Long-lived assets (primarily property, plant and equipment and goodwill) held and used by us or to be disposed of are reviewed for impairment whenever events or changes in circumstances indicate that the net book value of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows (undiscounted and before interest) from the use of the asset is less than the net book value of the asset. The amount of the impairment loss is measured as the difference between the net book value of the assets and the estimated fair value of the related assets.

Income Taxes: Income taxes are accounted for using the asset and liability method. Deferred taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, we recognize future tax benefits to the extent that such benefits are more likely than not to be realized.

Earnings Per Share: Basic earnings per share is computed based only on the weighted average number of common shares outstanding for each period presented. Diluted earnings per share reflects the potential dilution that would have occurred if securities or other contracts to issue common stock were exercised, converted, or resulted in the issuance of

common stock that would have then shared in the earnings of the entity. The table below reconciles the numerator and denominator used in the basic and diluted earnings per share calculations.

Options to purchase 18.1 million, 12.2 million and 0.9 million shares of common stock in 2002, 2001 and 2000, respectively, were not included in the computation of diluted earnings per common share because the option exercise price was greater than the average market price of the common stock during the year.

Cash and Cash Equivalents: Cash on hand in stores, deposits in banks and all highly liquid investments with an original or remaining maturity of three months or less at the time of purchase are considered cash and cash equivalents. Cash equivalents are carried at cost, which approximates fair value because of the short maturity of the instruments. The weighted average interest rates were 1.3% and 1.7% at December 31, 2002 and 2001, respectively, for cash equivalents totaling $398.3 million and $322.1 million, respectively.

Accounts Receivable and Allowance For Doubtful Accounts: Concentrations of credit risk with respect to customer receivables are limited due to the large number of customers comprising our customer base and their location in many different geographic areas of the country. However, we do have some concentration of credit risk from service providers in the wireless telephone and DTH satellite services industries, due to sales of their products and services. We maintain an allowance for doubtful accounts where accounts are determined to be uncollectible and, historically, such losses, in the aggregate, have not exceeded our expectations.

Inventories: Inventories are stated at the lower of cost (principally based on average cost) or market value and are comprised primarily of finished goods.

Property, Plant and Equipment: Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. For financial reporting purposes, depreciation and amortization are primarily calculated using the straight-line method, which amortizes the cost of the assets over their estimated useful lives. When depreciable assets are sold or retired, the related cost and accumulated depreciation are removed from the accounts and gains and losses are recognized. Major additions and betterments are capitalized. Maintenance and repairs which do not materially improve or extend the lives of the respective assets are charged to operating expenses as incurred. Amortization of buildings under capital leases is included in depreciation and amortization in the Consolidated Statements of Income.

Capitalized Software Costs: We capitalize qualifying costs related to developing internal-use software. Capitalization of costs begins after the conceptual formulation stage has been completed. Capitalized costs are amortized over the estimated useful life of the software, which ranges between three and five years. Capitalized software costs at December 31, 2002, 2001 and 2000, totaled $43.8 million, $46.6 million and $39.6 million, net of accumulated amortization of $39.0 million, $26.3 million and $16.0 million, respectively.

Goodwill: Goodwill represents the excess of the purchase price over the fair value of net assets acquired. At December 31, 2001, the net goodwill

	Year Ended December 31,								
	2002			*2001*			*2000*		
(In millions, except per share amounts)	**Income (Numerator)**	**Shares (Denominator)**	**Per Share Amount**	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount
Net income	**$ 263.4**			$ 166.7			$ 368.0		
Less: Preferred stock dividends	**(4.5)**			(4.9)			(5.3)		
Basic EPS									
Net income available to common stockholders	**258.9**	**173.0**	**$ 1.50**	161.8	183.8	$ 0.88	362.7	187.3	$ 1.94
Effect of dilutive securities:									
Plus dividends on Series B preferred stock	**4.5**			4.9			5.3		
Additional contribution required for TESOP if preferred stock had been converted	**(3.3)**	**5.3**		(3.5)	5.8		(3.4)	6.2	
Stock options		**1.0**			1.6			4.2	
Diluted EPS									
Net income available to common stockholders plus assumed conversions	**$ 260.1**	**179.3**	**$ 1.45**	$ 163.2	191.2	$ 0.85	$ 364.6	197.7	$ 1.84

balance totaled $11.0 million, composed primarily of goodwill resulting from the 1999 acquisition of AmeriLink Corporation, also known as RadioShack Installation Services ("RSIS"). During 2002, we recorded an impairment of the RSIS goodwill aggregating $8.1 million, resulting in a net goodwill balance at December 31, 2002, of $2.9 million (see Note 6 for further details).

Derivatives: During the third quarter of 2001, we entered into several interest rate swap agreements, with maturities ranging from 2004 to 2007, to manage our exposure to interest rate movements by effectively converting a portion of our long-term debt from fixed to variable rates. The accounting for changes in the fair value of an interest rate swap depends on the use of the swap. To the extent that a swap is effective as a cash flow hedge of an exposure to future changes in cash flows, the change in fair value of the swap is deferred in accumulated other comprehensive income. To the extent that a derivative is effective as a hedge of an exposure to future changes in fair value, the change in the derivative's fair value is recorded in earnings, as is the change in fair value of the item being hedged. Any portion considered to be ineffective will be immediately reported in earnings. The differentials to be received or paid under interest rate swap contracts designated as hedges are recognized in income over the life of the contracts as adjustments to interest expense. Gains and losses on terminations of interest rate contracts designated as hedges are deferred and amortized into interest expense over the remaining life of the original contracts or until repayment of the hedged indebtedness.

We maintain strict internal controls, which include policies and procedures for risk assessment and the approval, reporting and monitoring of all derivative financial instrument activities. We monitor our hedging positions and credit worthiness of our counter-parties and do not anticipate losses due to counter-parties' nonperformance. We do not hold or issue derivative financial instruments for trading or speculative purposes. To qualify for hedge accounting, derivatives must meet defined correlation and effectiveness criteria, be designated as a hedge and result in cash flows and financial statement effects that substantially offset those of the position being hedged.

Fair Value of Financial Instruments: The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. Unless otherwise disclosed, the fair values of financial instruments approximate their recorded values, due primarily to the short-term nature of their maturities or their varying interest rates.

Comprehensive Income (Loss): Comprehensive income is defined as the change in equity (net assets) of a business enterprise during a period, except for those changes resulting from investments by owners and distributions to owners. Comprehensive income (loss) is comprised of the gain (loss) on an interest rate swap used as a cash flow hedge and foreign currency translation adjustments, which are shown net of tax in the accompanying Consolidated Statements of Stockholders' Equity.

Reclassifications: Certain amounts in the December 31, 2001 and 2000, financial statements have been reclassified to conform with the December 31, 2002, presentation. These reclassifications had no effect on net income or stockholders' equity as previously reported.

Recently Issued Accounting Pronouncements: In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," which is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 establishes financial accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We adopted SFAS No. 143 effective January 1, 2003. We do not believe the standard will have a material adverse effect on our consolidated financial statements.

On June 28, 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses significant issues relating to the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities, and nullifies the guidance in Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. Retroactive application of SFAS No. 146 is prohibited and, accordingly, liabilities recognized prior to the initial application of SFAS No. 146 should continue to be accounted for in accordance with EITF 94-3 or other applicable preexisting guidance. We adopted SFAS No. 146 effective January 1, 2003. We do not believe the standard will have a material adverse effect on our consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We adopted the disclosure requirements of SFAS No. 148 effective December 31, 2002, and we made no material adjustments as a result of this adoption.

In December 2002, the FASB issued Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others." FIN 45 is effective for guarantees issued or modified after December 31, 2002. The disclosure requirements were effective for the year ended December 31, 2002, and expand the disclosures required by a guarantor about its obligations under a guarantee. FIN 45 also requires that we recognize guarantees entered into or modified after December 31, 2002, as a liability for the fair value of the obligation undertaken in the issuance of the guarantee. FIN 45 became effective January 1, 2003. We do not believe the interpretation will have a material adverse effect on our consolidated financial statements.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51." FIN 46 addresses consolidation by business enterprises of variable interest entities that have certain characteristics. The consolidation requirement of FIN 46 is applicable immediately to variable interest entities created or obtained after January 31, 2003. For variable interest entities acquired before February 1, 2003, the consolidation requirement of FIN 46 is applicable to us as of July 1, 2003. We believe the adoption of FIN 46 will not have a material impact on our consolidated financial statements.

In November 2002, the EITF reached a consensus on Issue No. 02-16, "Accounting for Consideration Received from a Vendor by a Customer (Including a Reseller of the Vendor's Products)." EITF 02-16 provides guidance on how cash consideration received by a customer from a vendor should be classified in the customer's statement of income. EITF 02-16 is effective prospectively for new arrangements entered into after December 31, 2002, and income statements for prior periods presented should be reclassified to comply with its consensus. We are analyzing the provisions of EITF 02-16 as they relate to our accounting policies. The impact, if any, of compliance with the consensus on EITF 02-16 has not been determined at this time.

Note 3 Accounts and Notes Receivable, Net

As of December 31, 2002 and 2001, we had the following accounts and notes receivable outstanding in the accompanying Consolidated Balance Sheets:

Accounts and Notes Receivable, Net

(In millions)	December 31, 2002	December 31, 2001
Receivables from vendors and service providers	**$ 120.0**	$ 152.4
Trade accounts receivable	**70.6**	92.6
Other receivables	**22.9**	38.1
Allowance for doubtful accounts	**(7.4)**	(6.8)
Accounts and notes receivable, net	**$ 206.1**	$ 276.3

Receivables from vendors and service providers include marketing development funds, residual income, consumer acquisition fees, and rebates and other promotions from our third-party service providers, after taking into account estimates for service providers' customer deactivations and non-activations, which are factors in determining the amounts of customer acquisition fees and residual income earned.

Allowance for Doubtful Accounts

(In millions)	December 31, 2002	2001	2000
Balance at the beginning of the year	**$ 6.8**	$ 6.3	$ 2.8
Provision for bad debt included in selling, general and administrative expense	**4.7**	14.5	3.6
Uncollected receivables written off, net of recoveries	**(4.1)**	(14.0)	(0.1)
Balance at the end of the year	**$ 7.4**	$ 6.8	$ 6.3

Note 4 Property, Plant and Equipment ("PP&E"), Net

The following table outlines the ranges of estimated useful lives and balances of each major fixed asset category:

(In millions)	Range of Estimated Useful Life	December 31, 2002	2001
Land	—	**$ 35.0**	$ 38.3
Buildings	10 - 40 years	**98.1**	93.2
Furniture, fixtures and equipment[1]	2 -15 years	**586.9**	543.9
Leasehold improvements	Primarily, the shorter of the life of the improvements or the term of the related lease and certain renewal periods	**337.4**	326.7
Total PP&E		**1,057.4**	1,002.1
Less accumulated depreciation and amortization of capital leases		**(635.8)**	(584.4)
PP&E, net		**$ 421.6**	$ 417.7

1 Includes $22.1 million of assets under capital leases at December 31, 2001. There were no assets under capital lease at December 31, 2002.

In the fourth quarter of 2001, we sold and leased back most of our corporate headquarters and recognized a loss of $44.8 million. The operating lease has a three-year term expiring in 2004 with renewal options. In the second quarter of 2002, we sold and leased back our corporate technolo-

gy center building, recording this transaction as a financing obligation because we have retained certain responsibilities during the lease term. Under a financing lease, the assets remain on our balance sheet. This lease has a three-year term expiring in 2005 with renewal options. The lessors are unrelated third-parties. We entered into these transactions in contemplation of and to facilitate the relocation of our corporate headquarters to a new custom-built corporate campus, currently being constructed and scheduled for occupation by the end of 2004 or the beginning of 2005.

Note 5 Other Assets, Net

(In millions)	December 31, 2002	2001
Notes receivable	**$ 4.0**	$ 4.3
Goodwill[1]	**2.9**	11.0
Deferred income taxes	**52.2**	68.0
Other	**40.3**	29.8
Total other assets, net	**$ 99.4**	$ 113.1

1 See Note 6 for discussion of reduction from December 31, 2001.

Note 6 Impairment of Long-Lived Assets

RSIS was acquired in 1999 to provide us with residential installation capabilities for the technologies and services offered in our retail stores. Since its acquisition, RSIS has incurred operating losses and negative cash flows. In 2000 and in 2001, we attempted to restructure and reorganize RSIS, but due to the overall slowdown in the economy and the market decline for professionally installed home Internet connectivity services, RSIS continued to report losses. During the fourth quarter of 2001, we prepared a revised analysis of estimated future cash flows for RSIS, which indicated that its long-lived assets were impaired. The carrying value of RSIS's long-lived assets (principally goodwill and fixed assets) exceeded the discounted present value of the estimated future cash flows by approximately $37.0 million. An impairment of goodwill for that amount was recorded and included in the accompanying Consolidated Statement of Income for 2001. As a result of continued difficulties in the DTH business and a refocus during the fourth quarter on our satellite installation strategy, together with a revised cash flow projection for our overall installation business, we determined that the remaining long-lived assets associated with RSIS were impaired. We compared the carrying value of these long-lived assets with their fair value and determined that the remaining goodwill balance of $8.1 million was impaired and we, therefore, recorded an impairment charge of this amount in the accompanying 2002 Consolidated Statement of Income. As of December 31, 2002, there was no remaining goodwill balance on our balance sheet relating to RSIS.

Our test concept with Blockbuster to introduce a RadioShack "store-within-a-store" at Blockbuster locations did not provide sufficient cash flows to recover our investment in fixtures and other fixed assets. An impairment loss of $2.8 million was recorded for those assets in 2001 and is included as a component of impairment of long-lived assets in the accompanying 2001 Consolidated Statement of Income.

Note 7 Indebtedness and Borrowing Facilities

Short-Term Debt

(In millions)	December 31, 2002	2001
Short-term debt	**$ 16.0**	$ 17.8
Current portion of long-term debt	**20.0**	81.5
Current portion of capitalized lease obligations	**—**	2.4
Current portion of guarantee on TESOP indebtedness	**—**	3.8
Total short-term debt	**$ 36.0**	$ 105.5

Long-Term Debt

(In millions)	December 31, 2002	2001
Ten-year 7 3/8% notes payable	**$ 350.0**	$ 350.0
Notes payable issued under the 1997 Shelf Registration	**150.0**	150.0
Medium-term notes payable issued under the 1997 Shelf Registration	**64.5**	146.0
Financing obligation (see Note 4)	**32.3**	—
Notes payable with interest rates at December 31, 2002, ranging from 2.55% to 2.80%	**6.1**	6.1
Capital lease obligations	**—**	2.4
Guarantee of TESOP indebtedness (see Note 21)	**—**	3.8
Unamortized debt issuance costs	**(7.0)**	(8.1)
Fair value of derivative	**15.4**	2.9
	611.3	653.1
Less current portion of:		
Notes payable	**20.0**	81.5
Capital lease obligations	**—**	2.4
Guarantee of TESOP indebtedness	**—**	3.8
	20.0	87.7
Total long-term debt	**$ 591.3**	$ 565.4

Long-term borrowings and financing obligation outstanding at December 31, 2002, mature as follows:

(In millions)	Long-Term Borrowings	Financing Obligation[1]	Total
2003	$ 20.0	$ —	$ 20.0
2004	39.5	32.3	71.8
2005	—	—	—
2006	5.1	—	5.1
2007	150.0	—	150.0
2008 and thereafter	356.0	—	356.0
Total	$ 570.6	$ 32.3	$ 602.9

1 *See Note 4 for discussion of financing obligation.*

The fair value of our long-term debt of $611.3 million and $647.8 million at December 31, 2002 and 2001, respectively, (including current portion, but excluding 2001 capital leases) was approximately $627.3 million and $666.0 million, respectively. The fair values were computed using interest rates which were in effect at the balance sheet dates for similar debt instruments.

On May 11, 2001, we issued $350.0 million of 10-year 7 3/8% notes in a private offering to initial purchasers who offered the notes to qualified institutional buyers under SEC Rule 144A. The annual interest rate on the notes is 7.375% per annum with interest payable on November 15 and May 15 of each year. Payment of interest on the notes commenced on November 15, 2001, and the notes mature on May 15, 2011. In August 2001, under the terms of an exchange offering filed with the SEC, we exchanged substantially all of these notes for a similar amount of publicly registered notes. As no additional debt was issued in the exchange offering, the net effect of this exchange was that no additional debt was issued on August 3, 2001, and substantially all of the notes are now registered with the SEC.

We had a $300.0 million Debt Shelf Registration Statement ("1997 Shelf Registration") which became effective in August 1997. Our medium and long-term notes outstanding at December 31, 2002, under the 1997 Shelf Registration totaled $214.5 million. The interest rate for the outstanding $150.0 million 10-year unsecured long-term notes is 6.95%. These notes are due September 1, 2007. The interest rates at December 31, 2002, for the outstanding $64.5 million medium-term notes ranged from 6.13% to 7.35% with a weighted average coupon rate of 6.86%. These medium-term notes have maturities ranging from 2003 to 2008. As of December 31, 2002, there was no remaining availability under this 1997 Shelf Registration.

During the third quarter of 2001, we entered into several interest rate swap agreements, with maturities ranging from 2004 to 2007, to manage our exposure to interest rate movements by effectively converting a portion of our long-term debt from fixed to variable rates. The notional amount of the interest rate swaps subject to variable rates is $150.0 million. Under these agreements, we have contracted to pay a variable rate based upon LIBOR and to receive fixed rate payments ranging from 6.95% to 7.35%. We have designated the agreements as fair value hedging instruments. We recorded an asset in other assets, net, of $15.4 million and $2.9 million (their fair value) at December 31, 2002 and 2001, respectively, for the swap agreements and adjusted the fair value of the related debt by the same amount. Fair value was computed using interest rates which were in effect as of December 31, 2002 and 2001, respectively, for similar instruments.

Short-Term Borrowing Facilities

(In millions)	Year Ended December 31, ***2002***	*2001*	*2000*
Domestic seasonal bank credit lines and bank money market lines:			
Lines available at year end	**$ 705.0**	$ 774.0	$ 770.0
Loans outstanding at year end	**—**	—	114.7
Weighted average interest rate at year end	**—**	—	7.3%
Weighted average loans outstanding	**$ —**	$ 22.1	$ 64.2
Weighted average interest rate during year	**—**	5.7%	7.0%
Short-term foreign credit lines:			
Lines available at year end	**$ 15.8**	$ 24.5	$ 76.5
Loans outstanding at year end	**—**	—	—
Weighted average interest rate at year end	**—**	—	—
Weighted average loans outstanding	**$ —**	$ 1.9	$ 6.7
Weighted average interest rate during year	**2.1%**	4.9%	6.8%
Letters of credit and banker's acceptance lines of credit:			
Lines available at year end	**$ 167.4**	$ 206.0	$ 158.0
Acceptances outstanding at year end	**—**	—	—
Letters of credit open against outstanding purchase orders at year end	**$ 26.4**	$ 31.2	$ 44.6
Commercial paper credit facilities:			
Commercial paper outstanding at year end	**$ —**	$ —	$ 346.6
Weighted average interest rate at year end	**—**	—	7.5%
Weighted average commercial paper outstanding	**$ 0.1**	$ 83.2	$ 346.9
Weighted average interest rate during year	**2.0%**	5.8%	6.8%

Our short-term credit facilities, including revolving credit lines, are summarized in the accompanying short-term borrowing facilities table above. The method used to compute averages in the short-term borrowing facilities table is based on a daily weighted average computation that takes into consideration the time period such debt was outstanding, as well as the amount outstanding. Our financing, primarily short-term debt, consists of short-term seasonal bank debt and commercial paper. The commercial paper and the short-term seasonal bank debt have a typical maturity of 90 days or less. The amount of commercial paper that can be outstanding is limited to a maximum of the unused portion of our $600 million bank syndicated revolving credit facility described in more detail below.

In the second quarter of 2002, we replaced our existing $600.0 million bank syndicated credit facilities with new bank syndicated credit facilities, also totaling $600.0 million. These facilities are comprised of a $300.0 million 364-day revolving credit facility maturing in June 2003 and a $300.0 million five-year revolving credit facility maturing in June 2007. The terms of these revolving credit facilities are substantially similar to the previous facilities. The new revolving credit facilities will support any future commercial paper borrowings and are otherwise available for our general corporate purposes. Annual commitment fees for the facilities are 0.08% of the $300.0 million 364-day facility and 0.10% of the $300.0 million multiyear facility, whether used or unused.

We established an employee stock ownership trust in June 1990. Further information on the trust and its related indebtedness, which we guaranteed, is detailed in the discussion of the RadioShack 401(k) Plan in Note 21.

Note 8 Accrued Expenses

(In millions)	December 31, 2002	2001
Payroll and bonuses	**$ 56.4**	$ 80.2
Insurance	**65.6**	70.3
Sales and payroll taxes	**49.0**	41.1
Other	**147.7**	144.5
Total accrued expenses	**$ 318.7**	$ 336.1

Note 9 Business Restructurings

In 1996 and 1997, we initiated certain restructuring programs in which a number of our former McDuff, Computer City and Incredible Universe retail stores were closed. We still have certain real estate obligations related to some of these closed stores. At December 31, 2002 and 2001, respectively, this accrual totaled $16.3 million and $11.8 million, consisting of the remaining estimated real estate obligations to be paid. During 2002, 2001 and 2000, additional provisions of $7.2 million, $3.0 million and $0.8 million were recorded. The 2002 increase of $7.2 million for real estate obligations consisted primarily of $6.0 million due to the bankruptcy of the sub-lessee in a former Incredible Universe location. Additionally, costs of $2.7 million, $2.2 million and $4.3 million were charged to this liability in 2002, 2001 and 2000, respectively. The balance in the restructuring reserve at December 31, 2002, included $9.0 million in accrued expenses and $7.3 million in other non-current liabilities in the accompanying 2002 Consolidated Balance Sheet. These reserves represent the revised expected loss on the eventual disposition of these real estate obligations and are based on current comparable rates for leases in their respective markets. If facilities rental rates continue to decrease in these markets or if it takes longer than expected to sublease these facilities, the actual loss could exceed this reserve estimate. Costs will continue to be incurred over the remaining terms of these leases, the longest of which is 17 years.

In 2001, we recorded a total of $25.9 million in restructuring charges consisting of $13.5 million principally related to a general reduction of our corporate management and administrative labor force and primarily for early retirement and involuntary and voluntary employee severance during the third quarter of 2001, $4.8 million for the closure of our national commercial installation business in the fourth quarter of 2001, and $7.6 million for the closure of 35 underperforming stores during the fourth quarter of 2001. The expense for the reduction in labor force in the third quarter of 2001 is included in employee separation and other costs in our 2001 Consolidated Statement of Income. These 2001 charges included $8.8 million in severance payments to the affected employees; $7.2 million in other employee related costs such as outplacement services, acceleration of vesting of outstanding stock option grants and contractual salary continuation payments; $6.0 million in write-downs of store fixtures and leasehold improvements and the fleet of RSIS vehicles; and $3.9 million in future lease commitment obligations, net of an assumption for future sublease rental income or lessor buyouts. Of the $25.9 million expensed in 2001, we made cash payments of $6.9 million, principally for severance costs, and wrote off $5.2 million of fixed assets related to store fixtures and leasehold improvements. For the year ended December 31, 2002, we made an additional $3.5 million in cash payments for severance costs and lease commitments and buyouts. During this period we also reversed reserves of $2.9 million that were deter-

mined to no longer be required and wrote off the remaining $0.8 million fixed asset balance associated with the fleet of RSIS vehicles. The remaining balance of the 2001 restructuring reserve of $6.6 million represents $2.8 million of salary continuation payments over the next 9 years, $1.2 million from the acceleration of vesting of stock option grants, and $2.6 million of future lease commitment obligations. As of December 31, 2002, we considered these restructuring activities to be substantially complete and transferred the remaining restructuring reserve of $3.8 million to accrued expenses and $2.8 million to other non-current liabilities in the accompanying 2002 Consolidated Balance Sheet.

Note 10 Loss on Sale of Assets

On August 31, 1998, we completed the sale of our wholly owned subsidiary, Computer City, Inc., to CompUSA Inc. for cash and an unsecured note of $136.0 million. On June 22, 2001, we received $123.6 million for the final determination of the purchase price and settlement of the $136.0 million note, resulting in an additional loss of $12.4 million from the sale of Computer City, Inc. This loss was recorded in 2001 and is included in the accompanying Consolidated Statement of Income as a loss on sale of assets.

Note 11 Gain on Contract Termination

RadioShack and Microsoft mutually agreed during 2002 to terminate their agreement and settle the remaining commitments each had to one another. The termination of this agreement took effect at the start of the fourth quarter of 2002, upon satisfaction of several contractual obligations. The net financial result was an $18.5 million gain (principally cash received), driven primarily by the settlement of a multi-year obligation Microsoft had to connect our stores with broadband capabilities.

Note 12 Provision for Loss on Internet-Related Investment

During the second quarter of 2000, we made a $30.0 million cash investment in Digital:Convergence Corporation ("DC"), a privately-held Internet technology company. In the first quarter of 2001, we believed that our investment had experienced a decline in value that, in our opinion, was other than temporary. This belief was due to DC's inability to secure financing at that time, as well as its commencement of restructuring activities involving the termination of much of its workforce and the curtailing of its business activities. As such, we recorded a loss provision equal to our initial investment. DC subsequently filed for bankruptcy on March 22, 2002.

Note 13 Income Taxes

Deferred tax assets and liabilities as of December 31, 2002 and 2001, were comprised of the following:

(In millions)	December 31, **2002**	*2001*
Deferred tax assets		
Insurance reserves	**$ 22.8**	$ 23.7
Depreciation and amortization	**12.5**	19.9
Deferred compensation	**18.7**	18.2
Unrealized loss on investment	**—**	10.8
Inventory adjustments, net	**0.3**	5.6
Restructuring reserves	**6.2**	4.5
Bad debt reserve	**2.8**	2.6
Other	**44.9**	39.2
Total deferred tax assets	**108.2**	124.5
Deferred tax liabilities		
Deferred taxes on foreign operations	**11.0**	9.0
Other	**3.7**	4.4
Total deferred tax liabilities	**14.7**	13.4
Net deferred tax assets	**$ 93.5**	$ 111.1
The net deferred tax asset is classified as follows:		
Other current assets	**$ 41.3**	$ 43.1
Noncurrent assets	**52.2**	68.0
Net deferred tax assets	**$ 93.5**	$ 111.1

The components of the provision for income taxes and a reconciliation of the U.S. statutory tax rate to our effective income tax rate are given in the two accompanying tables.

Income Tax Expense

(In millions)	Year Ended December 31, **2002**	*2001*	*2000*
Current			
Federal	**$ 127.3**	$ 137.3	$ 187.3
State	**13.3**	18.2	28.1
Foreign	**3.3**	2.9	4.5
	143.9	158.4	219.9
Deferred			
Federal	**17.5**	(26.0)	5.4
State	**0.1**	(7.6)	0.3
Foreign	**—**	—	—
	17.6	(33.6)	5.7
Provision for income taxes	**$ 161.5**	$ 124.8	$ 225.6

Statutory vs. Effective Tax Rate

(In millions)	Year Ended December 31, **2002**	*2001*	*2000*
Components of income from continuing operations:			
United States	**$ 408.8**	$ 272.1	$ 568.4
Foreign	**16.1**	19.4	25.2
Income before income taxes	**424.9**	291.5	593.6
Statutory tax rate	**x 35.0%**	x 35.0%	x 35.0%
Federal income tax expense at statutory rate	**148.7**	102.0	207.8
State income taxes, net of federal benefit	**8.7**	6.9	18.5
Non-deductible goodwill	**2.8**	13.8	0.9
Other, net	**1.3**	2.1	(1.6)
Total income tax expense	**$ 161.5**	$ 124.8	$ 225.6
Effective tax rate	**38.0%**	42.8%	38.0%

We anticipate that we will generate enough pre-tax income in the future to realize the full benefit of U.S. deferred tax assets related to future deductible amounts. Accordingly, a valuation allowance was not required at December 31, 2002 or 2001. All of our federal income tax returns are closed through June 1989. The Internal Revenue Service is concluding its examination of federal income tax returns for 1990 through 1997, and is currently examining federal income tax returns for 1998 through 2001. In addition, we have various state income tax returns in the process of examination.

Note 14 Minority Interest in Subsidiary

In November 1999, we formed a limited liability company, RadioShack.com LLC, and in January 2000 Microsoft Corporation contributed $100.0 million for 100% of the preferred units in this company. On July 6, 2001, we purchased all of Microsoft's preferred units in RadioShack.com LLC for $88.0 million, thereby eliminating the minority interest in RadioShack.com LLC. The difference in the initial price of the preferred units and repurchase price was treated as redemption of mandatorily redeemable preferred units, which resulted in an increase to additional paid-in capital.

Note 15 Litigation

In October 2002, the court approved the final settlement, tentatively agreed to in June 2002, of $29.9 million in a class action lawsuit originally filed in March 2000 in Orange County, California. Actual payments for this lawsuit totaled $29.0 million. The lawsuit, styled Omar Belazi, et al. vs. Tandy Corporation, et al., related to the alleged miscalculation of overtime wages for certain of our former and current employees in that state.

In the second quarter of 2002, we received payments and recorded income of $27.7 million in partial settlement of amounts owed to us under a tax sharing agreement that was the subject of an arbitration which commenced in July 1999 and was styled *Tandy Corporation and* T.E. Electronics, L.P. vs. O'Sullivan Industries Holdings, Inc. ("O'Sullivan"). The arbitration ruling requires O'Sullivan to comply with the tax sharing agreement that was entered into by the parties at the time of O'Sullivan's initial public offering.

During the second half of 2002, we received two payments totaling $6.2 million relating to quarterly payments under the tax sharing agreement with O'Sullivan. Future payments will vary based on the level of O'Sullivan's future earnings. In the near term, we expect that the quarterly payments to us will approximate those received to date; however, these payments are dependent upon O'Sullivan's overall financial condition and ability to pay. Consequently, there can be no assurances that we will receive timely each payment that may be due to us under the tax sharing agreement.

We have various other pending claims, lawsuits, disputes with third parties, investigations and actions incident to the operation of our business. Although occasional adverse settlements or resolutions may occur and negatively impact earnings in the year of settlement, it is our opinion that their ultimate resolution will not have a materially adverse effect on our financial condition or liquidity.

Note 16 Commitments and Contingent Liabilities

Lease Commitments: We lease rather than own most of our facilities. Our retail stores comprise the largest portion of our leased facilities. These stores are located primarily in major shopping malls and shopping centers owned by other companies. Some leases are based on a minimum rental plus a percentage of the store's sales in excess of a stipulated base figure. We also lease distribution centers and office space.

Future minimum rent commitments at December 31, 2002, for all long-term noncancelable leases (net of immaterial amounts of sublease rent income) are included in the following table.

(In millions)	Operating Leases
2003	$ 186.0
2004	162.5
2005	125.1
2006	87.2
2007	55.6
2008 and thereafter	101.1
Total minimum lease payments	$ 717.5

Future minimum rent commitments in the table above exclude future rent obligations associated with stores closed under the 1996 restructuring

plan. Estimated payments to settle future rent obligations associated with these stores have been accrued in the restructuring reserve (see Note 9).

Rent Expense

(In millions)	Year Ended December 31, 2002	2001	2000
Minimum rents	**$ 240.9**	$ 226.3	$ 210.3
Contingent rents	**4.0**	4.0	4.9
Total rent expense	**$ 244.9**	$ 230.3	$ 215.2

Contingent Liabilities: We have contingent liabilities related to retail leases of locations which were assigned to other businesses. The majority of these contingent liabilities relate to various lease obligations arising from leases that were assigned to CompUSA, Inc. as part of the sales of our Computer City, Inc. subsidiary to CompUSA, Inc. in August 1998. In the event CompUSA or the other assignees, as applicable, are unable to fulfill their obligations, we would be responsible for rent due under the leases. Our rent exposure from the remaining undiscounted lease commitments with no projected sublease income is approximately $214 million. However, we have no reason to believe that CompUSA or the other assignees will not fulfill their obligations under these leases; consequently, we do not believe there will be a material impact on our financial statements.

Note 17 Stock Options and Performance Awards

We have implemented several plans to award employees stock-based compensation. Under the Incentive Stock Plans ("ISPs") described below, the exercise price of options must be equal to or greater than the fair market value on the date of grant. The 1997, 1999 and 2001 ISPs each terminate after 10 years; no option or award may be granted under the ISPs after the ISP termination date. The Management Development and Compensation Committee (formerly the Organization and Compensation Committee) (the "Committee") specifies the terms for grants of options under these ISPs; terms of these options may not exceed 10 years. Grants of options generally vest over three years and grants typically have a term of seven years. Option agreements issued under the ISPs generally provide that, in the event of a change in control, all options become immediately and fully exercisable. Repricing or exchanging options for lower priced options is not permitted under the ISPs without shareholder approval.

The 1997, 1999 and 2001 ISPs specify that each of our non-employee directors will receive a grant of non-qualified stock options (options which are not incentive stock options) ("NQs") for 16,000 shares of our common stock on the first business day of September each year ("Director Options"). However, Director Option grants are not made under more than one ISP in the same year. New directors, upon election or appointment, will receive a one-time grant of 20,000 shares at the time they attend their first Board meeting, and these new directors will not receive the annual Director Option grant until they have served at least one year. Director Options under the 1997 ISP have an exercise price of 100% of the fair market value of our common stock on the trading day prior to the date of grant. Director Options under the 1999 and 2001 ISPs have an exercise price of 100% of the fair market value of a share of our common stock on the date of grant. If a grant is made under the 1999 or 2001 ISPs on a non-trading date, the closest previous trading date is used. Under these ISPs, one-third of the Director Options vest annually on the first three anniversary dates of the date of grant and options expire 10 years after the date of grant.

A brief description of each of our stock plans follows:

- **1993 Incentive Stock Plan ("1993 ISP"):** The 1993 ISP permitted the grant of up to 12.0 million shares in the form of incentive stock options ("ISOs"), NQs and restricted stock. There were no shares available on December 31, 2002, for grants under the 1993 ISP. The 1993 ISP terminates on March 28, 2003, and no further grants may be made under this plan.
- **1994 Stock Incentive Plan ("1994 SIP"):** As part of the purchase of AmeriLink (see Note 6), we agreed to assume the existing AmeriLink Corporation 1994 Stock Incentive Plan and certain related agreements and to convert AmeriLink's stock options to stock options to purchase our stock, subject to an agreed upon exchange ratio and conversion price. Thus, the AmeriLink 1994 SIP was assumed and adopted by us in 1999. All options in the 1994 SIP were fully vested on the date of transition and management has determined that no further grants will be made under this plan. There were certain restricted stock agreements that were also assumed by us at the time of acquisition.
- **1997 Incentive Stock Plan ("1997 ISP"):** The 1997 ISP permits the grant of up to 11.0 million shares in the form of ISOs, NQs and restricted stock. The 1997 ISP provides that the maximum number of shares of our common stock that an eligible employee may receive in any calendar year with respect to options may not exceed 1.0 million shares. There were 107,647 shares available on December 31, 2002, for grants under the 1997 ISP.
- **1999 Incentive Stock Plan ("1999 ISP"):** The 1999 ISP permits the grant of up to 9.5 million shares in the form of NQs to broad based employee groups, primarily our 5,000 plus store managers and to other eligible employees and non-employee directors. Grants of restricted stock, performance awards and options intended to qualify as incentive stock options under the Internal Revenue Code are not authorized under the 1999 ISP. The 1999 ISP provides that the maximum number of shares of our common stock that an eligible employee may receive in any calendar year with respect to options may not exceed 1.0 million

shares. There were 401,680 shares available on December 31, 2002, for grants under the 1999 ISP.

- **2001 Incentive Stock Plan ("2001 ISP"):** The 2001 ISP permits the grant of up to 9.2 million shares in the form of ISOs and NQs. The 2001 ISP provides that the maximum number of shares of our common stock that an eligible employee may receive in any calendar year with respect to options may not exceed 0.5 million shares. There were 7,544,766 shares available on December 31, 2002, for grants under the 2001 ISP.

Stock Option Activity: See tables below for a summary of stock option transactions under our stock option plans and information about fixed price stock options.

Restricted Stock: We may also use restricted stock grants to compensate certain of our employees. As of December 31, 2002, 18,369 shares of restricted stock were outstanding, but not fully vested. Compensation expense related to restricted shares is recognized over the related service period. This expense totaled $0.7 million and $1.2 million for the years ended December 31, 2001 and 2000, respectively. There was no expense for the year ended December 31, 2002.

In 1997, the Committee granted a total of 56,000 shares of restricted stock awards to three executive officers. These awards vested ratably over three years and were fully vested in 2000. In 1998, the Committee granted a total of 172,000 shares of restricted stock awards to three executive officers. Of these awards, 100,000 shares vested ratably over three years and were fully vested in 2001. The remaining 72,000 shares vested in 1999. In 1999, the Committee granted 10,000 shares of restricted stock awards to two executive officers. These awards were to vest ratably over three years; 4,000 of these awards were canceled in 2000. At December 31, 2001, all of the 1999 shares granted had either vested or been canceled. In 2000, the Committee granted a total of 66,712 shares of restricted stock awards to 38 executive officers and these awards vest ratably over three years, subject to the achievement of certain performance targets each year. At December 31, 2002, 18,369 of the shares granted in 2000 remained outstanding. No restricted awards were granted in 2001 or 2002.

Summary of Stock Option Transactions

	2002		*2001*		*2000*	
(Share amounts in thousands)	**Shares**	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**22,869**	**$ 34.34**	15,179	$ 34.33	12,747	$ 29.29
Grants[1]	**1,515**	**28.80**	9,384	34.42	5,003	41.58
Exercised	**(525)**	**17.50**	(378)	19.84	(1,568)	15.55
Forfeited	**(1,043)**	**35.23**	(1,316)	38.93	(1,003)	35.90
Outstanding at end of year	**22,816**	**$ 34.32**	22,869	$ 34.34	15,179	$ 34.33
Exercisable at end of year	**14,227**	**$ 34.25**	9,589	$ 31.20	5,396	$ 25.61

1 The options granted in 2001 increased over 2000 due to the issuance of options to employees in both February and December of 2001. The December 2001 grant did not include named executive officers or directors.

Fixed Price Stock Options

	Options Outstanding			**Options Exercisable**	
(Share amounts in thousands)	**Shares Outstanding at Dec. 31, 2002**	**Weighted Average Remaining Contractual Life**	**Weighted Average Exercise Price**	**Shares Exercisable at Dec. 31, 2002**	**Weighted Average Exercise Price**
Range of Exercise Prices					
$ 7.53 - 25.00	**4,712**	**4.81 years**	**$ 19.97**	**4,330**	**$ 19.75**
25.10 - 37.19	**6,544**	**6.05**	**28.72**	**2,908**	**28.31**
38.35 - 38.35	**4,844**	**8.14**	**38.35**	**1,357**	**38.35**
38.41 - 46.03	**3,557**	**6.68**	**43.33**	**2,543**	**43.46**
47.31 - 69.34	**3,159**	**5.80**	**50.97**	**3,089**	**50.80**
$ 7.53 - 69.34	**22,816**	**6.30 years**	**$ 34.32**	**14,227**	**$ 34.25**

Note 18 Deferred Compensation Plans

The Executive Deferred Compensation Plan and the Executive Deferred Stock Plan ("Compensation Plans") became effective on April 1, 1998. These plans permit employees who are corporate or division officers to defer up to 80% of their base salary and/or bonuses. Certain executive officers may defer up to 100% of their base salary and/or bonuses. In addition, officers are permitted to defer delivery of any restricted stock or stock acquired under an NQ exercise that would otherwise vest. Cash deferrals may be made in our common stock or mutual funds; however, restricted stock and stock acquired under an NQ exercise may only be made in our common stock. We match 12% of salary and bonus deferrals in the form of our common stock. We will match an additional 25% of salary and bonus deferrals if the deferral period exceeds five years and the deferrals are invested in our common stock. Payment of deferrals will be made in cash and our common stock in accordance with the employee's specifications at the time of the deferral; payments to the employee will be in a lump sum or in annual installments not to exceed 20 years.

We contributed $0.5 million, $1.4 million and $1.3 million to the Compensation Plans for the years ended December 31, 2002, 2001 and 2000, respectively.

Note 19 Termination Protection Plans

In August 1990 and in May 1995, our Board of Directors approved termination protection plans and amendments to the termination protection plans, respectively. These plans provide for defined termination benefits to be paid to our eligible employees who have been terminated, without cause, following a change in control of our company. In addition, for a certain period of time following an employee's termination, we, at our expense, must continue to provide on behalf of the terminated employee certain employment benefits. In general, during the twelve months following a change in control, we may not terminate or change existing employee benefit plans in any way which would affect accrued benefits or decrease the rate of our contribution to the plans. There have been no payments under these protection plans for the years shown.

Note 20 Company Stock Purchase Plan

Eligible employees may contribute 1% to 7% of their annual compensation to purchase our common stock at the monthly average daily closing price. We match 40%, 60% or 80% of the employee's contribution, depending on the employee's length of continuous participation in the Stock Purchase Plan. This match is also in the form of our common stock. Company contributions to the Stock Plan amounted to $15.1 million, $15.4 million and $16.7 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Note 21 RadioShack 401(k) Plan

The RadioShack 401(k) Plan ("Plan"), formerly the Tandy Fund, is a defined contribution plan. Eligible employees may direct their contributions into various investment options, including investing in our common stock. Participants may defer, via payroll deductions, 1% to 8% of their annual compensation. Contributions per participant are limited to certain annual maximums permitted by the Internal Revenue Code. Any company contributions are made directly to the Plan and are invested in our common stock. Effective April 1, 2002, participants become fully vested in the contributions we make to the Plan upon completion of three years of service with us.

TESOP Portion of the Plan: On July 31, 1990, the trustee of the Plan borrowed $100.0 million at an interest rate of 9.34%; this amount was paid off on June 30, 2000 ("TESOP Notes"). The Plan trustee used the proceeds from the 1990 issuance of the TESOP Notes to purchase from us 100,000 shares of TESOP Preferred Stock at a price of $1,000 per share. In December 1994, the Plan entered into an agreement with an unrelated third-party to refinance up to $16.7 million of the TESOP Notes in a series of six annual notes (the "Refinanced Notes"), beginning December 30, 1994. As of December 31, 1999, the Plan had borrowed all of the $16.7 million for the refinancing of the TESOP Notes. As of December 31, 2002, the Plan had repaid all of the Refinanced Notes. Dividend payments and contributions received by the Plan from us were used to repay the indebtedness.

Each share of TESOP Preferred Stock was convertible into 87.072 shares of our common stock. The annual cumulative dividend on TESOP Preferred Stock was $75.00 per share, payable semiannually. Because we had guaranteed the repayment of the Refinanced Notes, the indebtedness of the Plan was recognized as a liability in the accompanying Consolidated Balance Sheets. An offsetting charge was made in the stockholders' equity section of the accompanying 2001 Consolidated Balance Sheet to reflect unearned deferred compensation related to the Plan. On December 31, 2002, all shares of TESOP Preferred Stock were converted into our common stock and all deferred compensation related to the Plan was recognized as of that date.

Compensation and interest expense related to the Plan before the reduction for the allocation of dividends are presented below for each year ended December 31:

(In millions)	**2002**	2001	2000
Compensation expense	**$ 4.3**	$ 6.4	$ 7.8
Accrued additional contribution	**4.1**	—	—
Interest expense	**0.2**	0.8	1.4

Until the Plan year ending March 31, 2003, the TESOP Preferred Stock was allocated to the participants annually, based on the total debt service made on the indebtedness. As shares of the TESOP Preferred Stock were allocated to Plan participants, compensation expense was recorded and unearned deferred compensation was reduced. Interest expense on the Refinanced Notes was also recognized as a cost of the Plan. The compensation component of the Plan expense was reduced by the amount of dividends accrued on the TESOP Preferred Stock, with any dividends in excess of the compensation expense reflected as a reduction of interest expense.

Contributions made by us to the Plan for the years ended December 31, 2002, 2001 and 2000, totaled $4.0 million, $8.6 million and $10.9 million, respectively, including dividends paid on the TESOP Preferred Stock of $4.5 million, $4.9 million and $5.3 million, respectively.

As of December 31, 2002, all of the original 100,000 shares of TESOP Preferred Stock were converted into 5.1 million shares of our common stock and allocated to participants' accounts in the Plan.

Note 22 Treasury Stock Repurchase Program

On December 14, 2000, we announced that our Board of Directors had authorized management to purchase up to 10.0 million shares of our common stock. Additionally, on December 13, 2001, we announced that our Board of Directors had expanded that existing program to authorize us to purchase up to 25.0 million shares of our common stock. The expanded program has no expiration date. During 2002, 10.7 million shares were repurchased for $275.0 million. Subsequently, on February 20, 2003, the Board of Directors approved a new repurchase program of 15.0 million shares. This new program has no expiration date and allows shares to be repurchased in the open market. At February 20, 2003, there were 18.6 million shares available for repurchase under the two programs.

The purchases under the share repurchase program described above are in addition to the shares required for employee stock purchase plans, which are purchased from our treasury throughout the year.

Note 23 Preferred Share Purchase Rights

In July 1999, the Board of Directors amended and restated a stockholder rights plan which declared a dividend of one right for each outstanding share of our common stock. The rights plan, as amended and restated, will expire on July 26, 2009. The rights are currently represented by our common stock certificates. When the rights become exercisable, they will entitle each holder to purchase 1/10,000th of a share of our Series A Junior Participating Preferred Stock for an exercise price of $250 (subject to adjustment). The rights will become exercisable and will trade separately from the common stock only upon the date of public announcement that a person, entity or group ("Person") has acquired 15% or more of our outstanding common stock without the consent or approval of the disinterested directors ("Acquiring Person") or ten days after the commencement or public announcement of a tender or exchange offer which would result in any Person becoming an Acquiring Person. In the event that any Person becomes an Acquiring Person, the rights will be exercisable for 60 days thereafter for our common stock with a market value (as determined under the rights plan) equal to twice the exercise price. In the event that, after any Person becomes an Acquiring Person, we engage in certain mergers, consolidations, or sales of assets representing 50% or more of our assets or earning power with an Acquiring Person (or Persons acting on behalf of or in concert with an Acquiring Person) or in which all holders of common stock are not treated alike, the rights will be exercisable for common stock of the acquiring or surviving company with a market value (as determined under the rights plan) equal to twice the exercise price. The rights will not be exercisable by any Acquiring Person. The rights are redeemable at a price of $0.01 per right prior to any Person becoming an Acquiring Person or, under certain circumstances, after a Person becomes an Acquiring Person.

Note 24 Dividends Declared

We declared dividends of $0.220, $0.165 and $0.220 for the years 2002, 2001 and 2000, respectively. On July 25, 2001, we announced that we would pay cash dividends on an annual, instead of quarterly, basis beginning in 2002. Dividends declared in 2002 and thereafter, if any, are paid annually in December.

Note 25 Product Sales Information

Our net sales and operating revenues are summarized by groups of similar products and services as follows:

	Year Ended December 31,		
(In millions)	***2002***	*2001*	*2000*
Wireless products and services	**$ 1,408.1**	$ 1,286.6	$ 1,123.5
Home entertainment products and services	**854.0**	1,122.3	1,123.3
Computer products	**457.5**	461.1	550.9
Power and technical products	**623.9**	618.7	606.5
Personal electronics, toys and personal audio products	**576.2**	561.9	593.8
Wired and radio products and other[1]	**657.5**	725.1	796.7
	$ 4,577.2	$ 4,775.7	$ 4,794.7

1 Other includes outside sales of retail support operations primarily from RSIS, repair centers, and domestic and overseas manufacturing.

Note 26 Supplemental Cash Flow Information

Cash flows from operating activities included cash payments as follows:

(In millions)	Year Ended December 31, 2002	2001	2000
Interest paid	**$ 43.9**	$ 48.4	$ 54.0
Income taxes paid	**160.2**	171.2	169.0

Note 27 Related Party Transactions

In April 2002, we entered into a supply chain management consulting agreement with a company affiliated with a corporation whose chairman and chief executive officer is a member of our Board of Directors and the Executive and Management Development and Compensation Committees of our Board of Directors. Under this agreement, we paid approximately $8.2 million in consulting fees during the year ended December 31, 2002. We anticipate fees under this agreement will aggregate approximately $11.0 million.

Note 28 Quarterly Data (Unaudited)

As our operations are predominantly retail oriented, our business is subject to seasonal fluctuations, with the fourth quarter being the most significant in terms of sales and profits because of the winter holiday selling season.

(In millions, except per share amounts)	Three Months Ended March 31	June 30	Sept. 30	Dec. 31
Year ended December 31, 2002:				
Net sales and operating revenues	**$ 1,034.4**	**$ 998.1**	**$ 1,047.0**	**$ 1,497.7**
Gross profit	**$ 519.7**	**$ 510.1**	**$ 521.4**	**$ 687.1**
Net income	**$ 57.6**	**$ 51.8**	**$ 44.9**	**$ 109.1**[1]
Preferred dividends	**$ 1.2**	**$ 1.1**	**$ 1.1**	**$ 1.1**
Net income available to common shareholders	**$ 56.4**	**$ 50.7**	**$ 43.8**	**$ 108.0**
Net income available per common share:				
Basic	**$ 0.32**	**$ 0.29**	**$ 0.25**	**$ 0.64**
Diluted	**$ 0.31**	**$ 0.28**	**$ 0.25**	**$ 0.63**
Shares used in computing earnings per common share:				
Basic	**176.8**	**174.4**	**172.1**	**168.7**
Diluted	**183.6**	**181.5**	**178.0**	**174.2**
Year ended December 31, 2001:				
Net sales and operating revenues	$ 1,139.5	$ 1,039.5	$ 1,080.9	$ 1,515.8
Gross profit	$ 546.5	$ 512.4	$ 526.0	$ 711.9[2]
Net income	$ 46.5	$ 41.2	$ 43.8	$ 35.2[3]
Preferred dividends	$ 1.3	$ 1.2	$ 1.2	$ 1.2
Net income available to common shareholders	$ 45.2	$ 40.0	$ 42.6	$ 34.0
Net income available per common share:				
Basic	$ 0.24	$ 0.22	$ 0.23	$ 0.19
Diluted	$ 0.23	$ 0.21	$ 0.23	$ 0.18
Shares used in computing earnings per common share:				
Basic	186.6	185.9	183.2	179.5
Diluted	195.5	193.1	189.9	186.3

The sum of the quarterly net income available per common share amounts may not total to full year amounts, since these computations are made independently for each quarter and full year and take into account the weighted average number of common stock equivalent shares outstanding for each period, including the effect of dilutive securities for that period.

1 *In the fourth quarter of 2002, we recorded the following significant expenses:*
- *$18.5 million gain from the termination of a Microsoft contract; and*
- *$8.1 million impairment of long-lived assets for RSIS.*

2 *In the fourth quarter of 2001, gross profit was reduced by a $26.2 million charge for a write-down of non-strategic inventory product lines which we intended to exit.*

3 *In the fourth quarter of 2001, we recorded the following significant expenses:*
- *$39.8 million for the impairment of long-lived assets;*
- *$44.8 million for the sale of our corporate headquarters;*
- *$7.6 million for the closure of 35 underperforming stores; and*
- *$4.8 million for the closure of our national commercial installation business.*

Selected Financial Data (Unaudited)

RADIOSHACK CORPORATION AND SUBSIDIARIES

(Dollars and shares in millions, except per share amounts, ratios, outlets and square footage)	Year Ended December 31,				
	2002	*2001*	*2000*	*1999*	*1998*[1]
Statements of Income Data					
Net sales and operating revenues	**$ 4,577.2**	$ 4,775.7	$ 4,794.7	$ 4,126.2	$ 4,787.9
Operating income	**$ 425.4**	$ 359.3	$ 629.7	$ 497.3	$ 134.3
Net income	**$ 263.4**	$ 166.7	$ 368.0	$ 297.9	$ 61.3
Net income available per common share:					
Basic	**$ 1.50**	$ 0.88	$ 1.94	$ 1.51	$ 0.28
Diluted	**$ 1.45**	$ 0.85	$ 1.84	$ 1.43	$ 0.27
Shares used in computing earnings per common share:					
Basic	**173.0**	183.8	187.3	194.2	201.2
Diluted	**179.3**	191.2	197.7	205.0	211.4
Gross profit as a percent of sales	**48.9%**	48.1%	49.4%	50.5%	41.9%
SG&A expense as a percent of sales	**37.8%**	35.9%	34.1%	36.2%	33.0%
Balance Sheet Data					
Inventories	**$ 971.2**	$ 949.8	$ 1,164.3	$ 861.4	$ 912.1
Total assets	**$ 2,227.9**	$ 2,245.1	$ 2,576.5	$ 2,142.0	$ 1,993.6
Working capital	**$ 878.7**	$ 887.9	$ 585.8	$ 478.1	$ 419.1
Capital structure:					
Current debt	**$ 36.0**	$ 105.5	$ 478.6	$ 188.9	$ 233.2
Long-term debt	**$ 591.3**	$ 565.4	$ 302.9	$ 319.4	$ 235.1
Total debt	**$ 627.3**	$ 670.9	$ 781.5	$ 508.3	$ 468.3
Total debt, net of cash and cash equivalents	**$ 180.8**	$ 269.5	$ 650.8	$ 343.7	$ 403.8
Stockholders' equity	**$ 728.1**	$ 778.1	$ 880.3	$ 830.7	$ 848.2
Total capitalization	**$ 1,355.4**	$ 1,449.0	$ 1,661.8	$ 1,339.0	$ 1,316.5
Long-term debt as a % of total capitalization	**43.6%**	39.0%	18.2%	23.9%	17.9%
Total debt as a % of total capitalization[2]	**46.3%**	46.3%	47.0%	38.0%	35.6%
Book value per common share at year end	**$ 4.24**	$ 4.40	$ 4.74	$ 4.36	$ 4.35
Financial Ratios					
Return on average stockholders' equity	**35.0%**	20.1%	43.0%	35.5%	6.4%
Return on invested capital[3]	**16.6%**	11.4%	22.1%	26.5%	3.5%
Return on average assets	**11.8%**	6.9%	15.6%	14.4%	2.8%
Annual inventory turnover	**2.4**	2.3	2.4	2.3	2.6
Ratio of earnings to fixed charges[4]	**4.40**	3.28	5.73	5.55	1.85
Other Data					
Dividends declared per common share	**$ 0.220**	$ 0.165	$ 0.220	$ 0.205	$ 0.200
Dividends paid per common share	**$ 0.220**	$ 0.220	$ 0.220	$ 0.200	$ 0.200
Capital expenditures	**$ 106.8**	$ 139.2	$ 119.6	$ 102.4	$ 131.5
Number of RadioShack outlets at year end	**7,213**	7,373	7,199	7,186	7,030
Average square footage per company-owned store	**2,400**	2,350	2,300	2,300	2,200
Comparable company-owned store sales (decrease) increase	**(1%)**	1%	11%	12%	7%

This table should be read in conjunction with MD&A and the Consolidated Financial Statements and related Notes.

1 *Includes operations of Computer City, Inc. for eight months, due to the sale to CompUSA Inc. on August 31, 1998.*

2 *Total debt includes capital leases and TESOP indebtedness. Capitalization is defined as total debt plus total stockholders' equity.*

3 *Return on invested capital is defined as adjusted operating income divided by invested capital. Adjusted operating income is calculated by adding back goodwill charges and adding implied interest of 7% on operating leases to operating income; this total is then reduced by cash income taxes paid to arrive at adjusted operating income. Invested capital is the sum of working capital; property, plant and equipment, net; other assets, net; the present value of operating leases and accumulated goodwill amortization. When arriving at invested capital, working capital and other assets are reduced by accounts and notes receivable which we do not consider a normal part of our business. Return on invested capital is a financial measurement used by management to measure the return on investment decisions and is not a substitute for other financial measures calculated in accordance with GAAP.*

4 *Earnings used in computing the ratio of earnings to fixed charges consist of pre-tax earnings and fixed charges. Fixed charges are defined as interest expense related to debt, amortization expense related to deferred financing costs, and a portion of rental charges.*

Company Information

Common Stock Information

Trading Price Range and Dividends

	Quarter Ended March 31,		Quarter Ended June 30,		Quarter Ended September 30,		Quarter Ended December 31,	
	2002	*2001*	*2002*	*2001*	*2002*	*2001*	*2002*	*2001*
High	**31.85**	56.50	**36.21**	38.50	**30.25**	33.85	**24.72**	31.60
Low	**26.13**	31.31	**27.50**	25.27	**19.11**	20.10	**16.99**	23.11
Close	**30.04**	36.69	**30.06**	30.50	**20.06**	24.25	**18.74**	30.10
Dividends declared	**$ —**	$ 0.055	**$ —**	$ 0.055	**$ —**	$ 0.055	**$ 0.220**	$ —
Stockholders and nominees of record							**29,254**	29,123

The common stock prices are based on the reported high, low and closing sale prices reported in the composite transactions quotations of consolidated trading for New York Stock Exchange.

Company Data

100 Throckmorton Street,
Suite 1800
Fort Worth, Texas 76102
(817) 415-3700

10 a.m. May 15, 2003
Answers University, Suite 128
300 W. 3rd Street
Fort Worth, Texas 76102

Transfer Agent and Registrar:
EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-3010
1-888-218-4374
http://www.equiserve.com

New York Stock Exchange
Common Stock
(Ticker Symbol "RSH")

RSH LISTED NYSE

PricewaterhouseCoopers LLP
Fort Worth, Texas

Direct Stock Purchase and Dividend Reinvestment Plan

"RadioShack Shares" direct stock purchase and dividend reinvestment plan provides a low-cost convenient way for prospective and existing investors to purchase shares of RadioShack common stock. The plan administrator for RadioShack Shares is EquiServe Trust Company, N.A. A prospectus and information package may be obtained by calling (888) 218-4374, toll free.

Form 10-K Available

RadioShack Corporation's 2002 Annual Report to the Securities and Exchange Commission may be obtained without charge after March 31, 2003, by writing:
RadioShack Corporation
Shareholder Services Department
100 Throckmorton Street, Suite 1700
P.O. Box 17180
Fort Worth, Texas 76102
or by telephone: (817) 415-3022

Major press releases and other information are available on RadioShack's home page:
http://www.radioshackcorporation.com

100 Throckmorton Street, Suite 1800
Fort Worth, Texas 76102
(817) 415-2909

RadioShack Corporation is an Equal Opportunity Employer.
Printed in the U.S.A.
Financial Review printed on 30% recycled paper.

RadioShack Corporation (NYSE: RSH) is the nation's most trusted consumer electronics specialty retailer of wireless communications, electronic parts, batteries and accessories as well as other digital technology products and services. The first RadioShack store opened in 1921 and expanded to nine stores by 1963 at which time Tandy Corporation (known today as RadioShack Corporation) acquired the small retail chain. Throughout the next four decades the RadioShack chain has expanded to more than 7,200 locations. Thanks to this unprecedented retail distribution system, it is estimated that 94 percent of all Americans live or work within five minutes of a RadioShack store or dealer. The company's knowledgeable sales associates and brand position, "You've Got Questions. We've Got Answers." support RadioShack's mission to demystify technology in every neighborhood in America.

RADIOSHACK CORPORATION

100 Throckmorton Street, Suite 1800 Fort Worth, Texas 76102 www.radioshackcorporation.com www.radioshack.com

034-AR-01